CONTENTS

Operations in brief	2
Letter from the President	4
Share and SDR information	6
Metals markets	9
Exploration	14
Zinkgruvan	16
Galmoy	18
Storliden	20
Other investments	22
Mineral reserves and resources	24
Employees	26
The environment and corporate responsibility	27
Risks and hedging	28
Corporate governance practices	29
Board of Directors	30
Senior Executives, auditors	31
Management's discussion and analysis	33
Management's report	39
Auditor's report	39
Consolidated balance sheets	40
Consolidated statements of operations	41
Consolidated statements of changes in shareholders' equity	42
Consolidated statements of cash flow	43
Notes to the consolidated financial statements	45
Supplementary information	52
Corporate directory	55
Glossary and definitions	56

Zinc is a silvery grey metal. It has a melting point of 419.5°C and a boiling point of 907°C.

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals, with a focus on zinc. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

Operations in brief

Through the acquisition of Zinkgruvan in 2004, Lundin Mining became an active player in the mining industry. Since then Lundin Mining has grown into an exploration and mining company capable of competing on the world stage with a strong asset base and skilled employees. Apart from Zinkgruvan, Lundin Mining owns the Storliden mine in Sweden and the Galmoy mine in Ireland.

The objective of Lundin Mining's operations is to create shareholder value, through building and maintaining effective operations, with the foundation built on ensuring that safety, environmental and social responsibility issues are given primary focus.

Lundin Mining intends to grow by developing exploration projects into commercial operations, through acquisitions of profitable production assets that meet the company's requirements and through consistent improvements of existing assets.

Lundin Mining is strategically focused on the discovery and acquisitions of high quality mineral deposits that can be developed into high-profit, low cost mines. Lundin Mining has a focus on zinc, but will also participate in other promising opportunities, such as copper. Geographically, Sweden and Ireland dominate the company's exploration portfolio.

The company's ability to increase production volumes is mainly dependent on the capacity to commence new production based on successful exploration, increased production within existing mines and through improvements of mining technology.

Mission

Lundin Mining's mission is to explore for minerals and extract metals in a cost-effective and environmentally responsible manner, with health and safety for its employees as key values.

Vision

Lundin Mining's vision is to maximise shareholder value through building a mineral exploration and mining company with the aim to grow into a world leading metal producer.

Strategy

To realise its vision, the company pursues the following strategy:

  Optimisation of existing mining operations.
  Brownfield exploration near existing mines.
  Greenfield exploration potential in Sweden and Ireland.
  Financial investments in projects.
  Further aquisitions - operational mines, development projects and exploration projects.

Financial objectives

The primary objective of Lundin Mining is to create value for its shareholders through profitable operations and growth.

Value is generated by a combination of cash flow from producing assets and through exploration leading to an increase in reserves and resources. Cash flow from producing assets can be improved through professional management, leading to higher production levels and lower production costs.

Lundin Mining aims at increasing mineral reserves and resources through exploration and through acquisitions. The company intends to fund acquisitions mainly through internally generated cash flow.

Milestones

1996

South Atlantic Ventures started its activities in Sweden through the acquisitions of two small exploration companies, with exploration licenses in three districts; the Bergslagen district, the Skellefte district in Västerbotten and the Norrbotten district. At the time, South Atlantic Ventures was also active in South America and Africa, searching for mineral deposits.

1997

A new exploration company, North Atlantic Natural Resources AB (NAN) was formed, jointly owned with Boliden. NAN was listed on the Stockholm Stock Exchange.

1998

NAN's team of geologists discovered a new zinc and copper deposit, Storliden, in the Skellefte district.

2002

The Storliden mine started production, operated by Boliden.

Operations

Production assets
  Zinkgruvan mine, Sweden (zinc, lead, silver)
  Galmoy mine, Ireland (zinc, lead, silver)
  Storliden mine, Sweden (zinc, copper)

Greenfield exploration
  Norrbotten copper-gold project
  Copperstone-Eva
  Skellefte District
  Swedish Nickel Properties
  Bergslagen District
  Ireland Greenfields

Investments
  Mehdiabad project, Iran. Lundin Mining has a 19.9 per cent interest in Union Resources Ltd., which holds 38 per cent in the Mehdiabad zinc, lead and silver deposit .
  Sunridge Gold Corp., Lundin Mining has a 10 per cent interest in the company, which holds promising exploration properties in Eritrea, aquired in 2006.

Highlights 2005
  Zinc and copper prices rose significantly.
  Metal production of 176,326 tonnes of zinc, 53,958 tonnes of lead and 10,839 tonnes of copper.
  Sales of USD 192.1 million (39.9).
  Net income of USD 30.0 million (4.8).
  Cash flow generated by operating activities of USD 66.7 million (12.2).
  Public offer for the remaining shares in NAN.
  Acquisition of the Galmoy mine in Ireland.
  Acquisition of 19.9 per cent interest in Union Resources.

Metal production
	2005	2004
ZINC (tonnes)
Zinkgruvan	69,981	61,547
Storliden	32,024	22,348
Galmoy	74,321	68,849
Total	176,326	152,744

COPPER (tonnes)
Storliden	10,839	8,254

LEAD (tonnes)
Zinkgruvan	36,674	31,448
Galmoy	17,284	15,002
Total	53,958	46,450

SILVER (oz)
Zinkgruvan	1,866,061	2,038,291
Galmoy	203,292	207,591
Total	2,069,353	2,245,882

100 per cent of production is included for 2004 and 2005. This does not reflect Lundin Mining's ownership during these periods.

Zinc, price and inventories

2004
  Public equity offering in Canada and Sweden raised CAD 152 million.

  Acquisition of Swedish Zinkgruvan from Rio Tinto - a zinc, lead and silver underground mine. The purchase price was USD 101 million plus a maximum of USD 5 million in price participation payments over two years.

  Entered an agreement with Silver Wheaton, where Zinkgruvan is to sell forward the mine's silver production.
  Lundin Mining acquired Boliden's shares in NAN on December 30, and increased the holding to 74 per cent.
  Secondary listing on the O-list of the Stockholm Stock Exchange.
  Name changed from South Atlantic Ventures to Lundin Mining.

2005
  Lundin Mining made a public offer for the remaining shares in NAN. As of December 31, Lundin Mining held 97.5 per cent in NAN.

  Acquisition of the Irish Galmoy zinc and lead mine and several exploration rights in Ireland, through a formal merger with Arcon. The purchase price was USD 121.6 million.

  Acquisition of 19.9 per cent in Australian exploration company Union Resources at a price of USD 3.4 million. Union Resources' main asset is a 38 per cent holding in Mehdiabad project, one of the world's largest undeveloped zinc deposits.
  Primary listing on the Stockholm Stock Exchange, the O-list.

Building for the future
Letter from the President

My first year as President and CEO of Lundin Mining was marked by high activity. We have grown rapidly through acquisitions of assets and through financial investments. Our exploration team has identified several promising mineral deposits, which will be further evaluated to determine whether they are commercially viable. Healthy demand for metals in combination with limited new mining capacity caused a fall in inventories and a surge in prices for our most important metals; zinc, lead and copper.

We started our activities in the spring of 2004, with a vision of building a major exploration and mining company, covering the whole chain from greenfield exploration to mine production. Being a young company, we have put emphasis on building a corporate identity based on entrepreneurship, openness and dedicated employees. Our operations are based on respect for every individual employee with health and safety as cornerstones.

High activity

Following our acquisition of Zinkgruvan in 2004, which turned Lundin Mining into a mining company, we have continued to grow our asset base in 2005. During the first quarter we acquired NAN Resources, which brought in the Storliden zinc and copper mine, together with a number of promising exploration projects in Sweden. In April, the Ireland-based zinc and lead mine Galmoy was added to our asset portfolio, together with interesting exploration licenses in several locations in Ireland, through a formal merger with Arcon. Our team has a high focus on technical improvements with the aim of extending the mines' expected life-time and to reduce the cost base. We have initiated a project in Galmoy, which will lead to improved efficiencies during 2006. At Zinkgruvan, improvements in the operational efficiency are continuously being made.

Later in the year we entered into a highly interesting zinc venture in Iran through an investment in the Australian mining company Union Resources. In the beginning of 2006 we pursued an investment in Sun-ridge Gold Corp., a company with several promising exploration projects in Eritrea. As one way of growing our business, we will continue to invest in interesting projects in cooperation with partners.

A strong year for base metals

Most base metals had a strong year in 2005, with significant price increases, and the positive trend has continued into 2006. The outlook, in the near and medium terms, is healthy. Consumption is expected to continue to grow, mainly driven by demand from China and India. Moreover, as investments in the mining industry were neglected for several years, there is currently a global shortage of mining capacity, especially in zinc and lead. Long lead times from exploration to mine production indicate that there will be limited new capacity on the market in the next two to three years.

A leading zinc player

Today, Lundin Mining owns three mines, all primarily focused on zinc production. We have become a leading zinc player with a substantial exploration portfolio. Supported by owners and board, our ambition is to continue to grow. The global zinc mining industry is fragmented with a number of small and medium sized players. We believe that the industry will consolidate in the next coming years, and we are well positioned to act when opportunities arise. Also, our exploration portfolio will be further developed and include projects primarily within zinc, copper and lead, with precious metals as by-products.

An experienced team

Being part of the Lundin Group of Companies, with its vast international network, has proven to be an advantage for us when growing our asset base. Our management team also has long experience from international exploration and mining. Lundin Mining is characterised by its dedicated team of professionals, all with a long-term view on the company's operations.

Successful growth creates value

Lundin Mining has been successful in establishing itself as a leading European zinc producer. A continuous focus on our employees' safety, combined with our experience and skills in exploration and production, constitutes the foundation on which we will grow and create value for our shareholders.

Our employees and owners have been enthusiastic and supportive during the changes in 2005. In 2006 we will continue to explore, evaluate and develop new projects.

Stockholm in March 2006

Share and SDR information

Background

Originally listed on the Canadian TSX Venture Exchange as South Atlantic Diamonds Corp. in September 1994, the company changed its name to South Atlantic Ventures Ltd. in 2002 and to Lundin Mining Corporation before moving to Toronto Stock Exchange in August 2004. The company's Depository Receipts (SDR) were traded on the New Market of the Stockholm Stock Exchange from December 2003 until they were listed on the Stockholm Stock Exchange O-list in December 2004. As of January 1, 2006, the Lunding Mining SDRs are listed on the Attract-40 section of the O-list.

Share performance and turnover

During 2005 Lundin Mining's share price increased by 61 per cent from CAD 10.48 to CAD 16.85. The Toronto Stock Exchange Diversified Metals and Mining Index increased by 47 per cent during the same period. The company's SDR price increased by 93 per cent from SEK 58.25 to SEK 112.50. The Stockholm OMX All Share Index increased by 33 per cent during the same period. At the end of 2005, the market value of Lundin Mining, based on the latest price paid, amounted to CAD 685.7 million (SEK 4,578.1 million). A total of 34.8 million Lundin Mining shares and SDRs were traded during 2005, equivalent to a share turnover of 86 per cent.

Dividend policy

Lundin Mining's dividend policy is to give funding priority to ongoing exploration projects and growth of the company's operations prior to considering distribution to shareholders. The company will determine if and when dividends should be declared and paid in the future, based on Lundin Mining's financial position at the relevant time.

Ownership

At the end of 2005, the 20 largest shareholders held 33.76 per cent of the votes and capital. The ownership structure in Lundin Mining based on public information as per December 31, 2005, is shown in the table on page 7.

Share capital

Lundin Mining's share capital as of December 31, 2005, amounted to USD 243,305,000 distributed among 40,693,831 shares. All shares outstanding are common shares and carry equal rights to vote and participation in Lundin Mining's assets and earnings. Since the initial formation of Lundin Mining, the company's share capital has developed as shown in the table on page 7.

Incentive schemes

Lundin Mining operates an employee incentive scheme based on stock options, which entitle the option holder to acquire shares in the company. Under the stock option plan, 3,000,000 shares are made available for the company to grant incentive stock options to certain employees of the company. The number of common shares reserved under the stock option plan was based on 10 per cent of the issued and outstanding share capital of the company. The term of any option granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

Authorised securities

Lundin Mining is authorised to issue an unlimited number of common shares without nominal or par value and one special share without nominal or par value.

Shareholder value

To increase turnover in Lundin Mining shares and give both current and future owners the opportunity to evaluate the business as fairly as possible, the company's senior management strives continuously to develop and improve financial information relating to the company by taking an active role in meetings with investors, analysts and the media.

Major shareholders
As of December 31, 2005

	Name	Holding	Percentage

1	Lundin, Adolf H.*	8,131,250	19.98%
2	Indexia Holdings Ltd	3,631,000	8.92%
3	GMO Funds	2,616,830	6.43%
4	HQ Funds	643,884	1.58%
5	Skandia Liv	521,000	1.28%
6	Länsförsäkringar Funds	462,652	1.14%
7	Other	24,687,215	60.67%
	Total	40,693,831	100.00%
* Held through companies controlled by Adolf H. Lundin.

Share data
		2005	2004
EPS, USD		0.78	0.21
Dividends		Nil	Nil
Equity per share		6.01	4.98
P/E		18.1	40.7
Price year-end SEK		112.5	58.25
Price year-end CAD		16.85	10.48
No of shares year-end		40,693,831	33,419,271
Diluted weighted average no. of shares		38,658,521	22,432,326

Share capital
		Amount
Shares issued and outstanding	No of shares	(USD '000)
Balance, December 31 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	56,347
Exercise of options	2,000	8
Balance, June 30 2005	40,425,831	241,360
Exercise of options	53,000	353
Balance, September 30 2005	40,478,831	241,713
Exercise of options	215,000	1,004
Transfer of contributed surplus on exercise of stock options	0	588
Balance, December 31 2005	40,693,831	243,305

Incentive stock options
		Weighted
		average
	No of	exercise
Options	options	price (CAD)
Outstanding, December 31 2004	372,500	6.41
Granted in 2005	565,000	12.00
Exercised in 2005	(270,000)	5.98
Outstanding, December 31 2005	667,500	11.29

Metals markets

Metal prices are affected by a number of factors, of which the most important are changes in supply and demand. For zinc, lead and copper the construction and automotive industries are among the largest consumers. Thus, the price of these metals is to a large extent affected by the business cycle and general economic growth.

In recent years, only limited new mining capacity has come into operation, which has led to a decrease in global metal inventories. Although exploration for new mineral deposits is increasing, it will take several years before any significant new mining production will affect the market balance. The market deficit, in particular within zinc, is expected to remain at least over the next two to three years.

Global metal markets enjoyed a strong year in 2005 with significant price increases for a number of base and precious metals, including Lundin Mining's main metals, zinc, lead and copper.

The macroeconomic environment

According to OECD, the world economy grew by approximately 2.7 per cent in 2005, compared to 3.3 per cent in 2004. The US economy was strong with a 3.6 per cent growth in GDP. Economic activity in Western Europe remained slow, with an aggregate GDP growth of 1.4 per cent. Higher growth rates in new EU-member countries were not able to off-set the slow growth in major economies such as Germany.

The Chinese economy grew by approximately 10 per cent in 2005. The economic activity in the rest of Asia was also high, with continued strong industrial production and infrastructural investments and rising private consumption. China remains the driving force in the region, but India is becoming increasingly important, with significant GDP per capita growth.

The strong world economy has led to a surge for metals, such as zinc and copper. Prices increased sharply and reached historically high levels in 2005, and have continued its upward trend in early 2006.

Metals markets Zn

Market structure

Some 54 per cent of all zinc produced is directed to galvanising of steel. The automotive and construction industries are the main end-consumers. Western Europe is the largest consumer, accounting for 25 per cent of demand, whereas China is the second most important region, accounting for 20 per cent of demand. China is expected to outgrow Europe as the leading consumer in the next years. Indeed, China turned into a net importer in 2004. During the period 2000-2004 zinc consumption growth was slower than for other base metals, but has improved during the past fifteen months.

Global mining groups tend to have relatively little focus on zinc compared to other metals, e.g. copper, gold and iron ore. The top three zinc producers accounted for 19 per cent of world production in 2004. The corresponding share for copper is 27 percent and for nickel 42 per cent. The zinc mining market is thus relatively fragmented and is characterized by a large number of small to medium sized players - many of whom operate only one mine.

Recent trends

Zinc prices lagged other metals in 2003 and 2004 but took off in 2005. In 2005, zinc prices increased by over 50 per cent to USc 85/lb (USD 1950/tonne) yearend. Compared to the rock bottom level of around USc 35/lb, (USD 770/tonne) in late 2002, zinc prices have increased by some 140 per cent. The surge in zinc prices has continued into 2006.

Global demand for zinc increased by around 4 per cent in 2005, compared to over 6 per cent in 2004. Production in 2005 is estimated to have increased by less than 2 per cent.

LME zinc inventories started to decrease in 2004. The downturn accelerated in 2005 and LME stocks fell from approximately 630,000 tonnes at the end of 2004 to 394,000 tonnes at the end of 2005, and have continued to decrease into 2006. Despite the downturn, stock levels are still relatively high. With expectations of a market deficit of zinc in 2006, inventories are expected to continue to decrease.

As for capacity, the extended period of low zinc prices resulted in closures and mothballing of mines. Moreover, exploration was neglected for a number of years and there is limited new capacity coming on stream in, at least, the next two to three years. The current situation with a global shortage of zinc mining is thus expected to persist over the next few years.

Metals markets Cu

Market structure

Copper is used in a wide range of products, directed both to industrial production, infrastructure investments and private consumption. Long-term consumption growth of copper shows a global rate of roughly 3 per cent. Consumption growth differs between global regions. In the Western World - North America and Europe - consumption actually fell between 1999 and 2004 by as much as 9 per cent. Asian growth has dramatically taken off during the last 5 years with a consumption growth of 16 per cent.

Western Europe is the world's largest copper consumer, accounting for 24 per cent of global demand. China's share of consumption is 19 per cent. With continued strong demand growth, China is forecast to become the world's largest copper consumer over the next few years.

Following the long period of low prices during the 1990s and the early years of the current decade, the copper market underwent a phase of consolidation. A few large integrated mining and smelting groups now dominate the industry.

Capacity increases have been limited in the industry in the past few years. However, the sharp increase in copper prices since 2003 is expected to lead to openings of both mothballed mines and new mine capacity in the next few years.

Recent trends

Copper prices continued to strengthen in 2005. Following a surge of over 60 per cent in 2004, the LME price increased by a further 45 per cent in 2005. Year-end 2005, the LME copper price touched USc 210/lb (USD 4,600/tonne). Copper prices have increased by 200 per cent since the end of 2002. In February 2006 the price was around USc 220/lb (USD 4,700/tonne), which is the highest for over 25 years.

Global copper consumption is estimated to have increased by just above 3 per cent in 2005. In 2004, copper demand rose by almost 9 per cent. Production grew at a pace of over 7 per cent in 2005.

In 2005, LME inventories of copper increased from the rock bottom levels reached in 2004. Inventories at the end of 2005 amounted to approximately 90,000 tonnes compared to 49,000 tonnes at the end of 2004. Although inventories have increased, they are still considered to be very low and correspond to only a few days of consumption. Added to the LME inventory is, among other, Shanghai copper stocks of approximately 60,000 tonnes. The current market deficit is expected to ease in 2006, as new mine capacity will come into production.

Metals markets Pb

Market structure

The main usage for lead is automotive batteries, but the metal is also used for chemicals and alloys. Global production of cars and commercial vehicles is thus an important indicator for lead demand. China's share of global consumption is increasing and is currently 15 per cent, compared to the Western European share of 25 per cent.

The main part of the lead produced comes as a by-product to zinc production. There are few pure lead mines in production and exploration was limited during the long period with low prices. Global mine production has been more or less constant at 3 million tonnes per annum since 1999.

Lead production is to a large extent based on secondary smelting. Over 90 per cent of automotive batteries in Western Europe are recycled. The market for secondary lead is fragmented, with many small suppliers feeding the lead smelters. Thus, the downturn in production of primary lead has been compensated for by an up-turn in the production of secondary lead, which has increased from around 60 per cent of all lead produced in the 1990s to almost 70 per cent in 2004.

Recent trends

During the first six months of 2005, lead prices were relatively stable. After a setback during the third quarter prices recovered towards the end of the year. Year-end, the LME lead price was USc 50/lb (just above USD 1,100/tonne), allowing a 15 per cent increase during the year.

Global consumption is estimated to have increased by 3.5 per cent in 2005. Production volumes increased by approximately 7 per cent.

LME lead inventories increased modestly in 2005, from 40,000 tonnes at the end of 2004 to 44,000 tonnes at the end of 2005. During the beginning of 2006 stock levels have increased further, but are still very low in a historic comparison. Despite the low inventory levels there is no market shortage for concentrates. Higher utilisation rates in the smelters have therefore had a positive impact on lead treatment charges.

Metals markets Treatment charges

Treatment charges

Concentrates are processed by smelters into metals. The payment that smelters receive for processing concentrates is called Treatment and Refining Charges (TC's and RC's). The TC's and RC's are negotiated annually between mining companies and the smelting industry. The main part of the smelters' production volumes are based on annual contracts and only small volumes are treated on the spot market. Mining companies benefit from high metal prices and low treatment charges, whilst smelters benefit from high treatment charges.

While there is a shortage of zinc in concentrate, produced from mines, the zinc smelting industry suffers from overcapacity.

Despite the strong increase in zinc prices, treatment charges remain under pressure as capacity utilisation rates in the smelters remain low.

In 2005 spot zinc treatment charges fell from around USD 100 per tonne to well below USD 50 per tonne and the forecast for 2006 points at continued low treatment charges. Copper treatment charges and refining charges increased in 2005 after several years of pressure downwards. Lead treatment charges remained unchanged during 2005.

Lundin Mining is affected mainly by changes in zinc treatment charges, but also has some exposure to changes in copper treatment and refining charges.

Exploration

Successful exploration is essential for Lundin Mining to increase reserves, secure future cash flow and ensure continued growth. A team of approximately 20 internationally experienced geoscientists and technicians continuously evaluate green-field and near-mine projects. The team also actively identifies and evaluates new opportunities and investments in a broad, international perspective.

In 2005, Lundin Mining invested USD 7.14 million in exploration. Exploration expenditures in 2006 will increase to approximately USD 9 million. In 2005, Lundin Mining's main exploration efforts were in Sweden. The most important areas are the Skellefte District, the Bergslagen District and the Norrbotten District. Lundin Mining also obtained several exploration licenses in Ireland when acquiring the Galmoy mine. The company has also invested in interesting projects in other parts of the world.

Industry trends

Exploration is essential for the long-term survival of the mining industry. Nonetheless, it was neglected for a long period when low metals prices hurt the industry's profitability. In 2003 exploration started to pick up after more than six years of shrinking activity. Following the surge in metal prices since 2003 a number of junior companies have entered the market while established mining companies have also increased their exploration activities.

Exploration can be divided into green-fields projects and near-mine or mine-site exploration. The lead-time between discovery and mine production is dependent on a number of factors including whether there is existing infrastructure. Once a deposit is discovered, feasibility studies are concluded before a decision to go into production is taken. It normally takes several years before a discovery is turned into a producing mine.

Storliden near-mine exploration

Near-mine exploration continued in 2005 and comprised of drill testing and down hole electromagnetic geophysical surveying. Drilling in 2006 will focus on further testing of a deep mineralised horizon southwest of the mine, in addition to possible extensions of the deposit's northeast zone.

Zinkgruvan near-mine exploration

In-mine exploration has focused on exploring a deep, down-dip extension of the western part of the deposit. Minor zinc mineralisations have been intercepted and further drilling from a planned exploration drift will be conducted to fully test the zone. A second exploration drift to test the down-dip extension of the high-grade Burkland ore zone is also planned to start in 2006. The near-mine targets, Vinnern and Meltorp, are underlain by the same sequence of rocks that host the Zinkgruvan ore body. In 2005, drilling was conducted at Vinnern to test geophysical anomalies. Minor zinc mineralisation was observed and the results will be used to direct further drilling. At Meltorp, two drill holes were completed. Minor zinc mineralisation was intercepted which suggests that a greater concentration may lie at depth. Additional targets have also been selected for drill-testing in 2006.

Galmoy near-mine exploration

Prior to Lundin Mining's consolidation of Galmoy, only one drill rig was in operation for near-mine exploration. Since July 2005, four rigs operate the area. In 2005, drilling amounted to 140 holes for a total of 15,587 metres. Highlights of the drill results include a near-mine delineation of the K South Zone, and a discovery of a new zone of zinc-lead mineralisation north of the CW South ore zone. Geophysical resurveying with new, more powerful equipment of the Galmoy licence block was carried out in 2005, and will continue in 2006. So far seven anomalies have been revealed of which three have been prioritised for drill-testing in early 2006.

The Norrbotten copper-gold project

The project is located along the "Kiruna Break", a regional structure associated with numerous copper-gold prospects and world-class iron ore deposits. Exploration has focused on expanding the Rakkurijärvi discovery zone of iron oxide copper-gold mineralisations, discovered by Anglo American and Rio Tinto. Compiled drilling results indicate a moderately plunging zone of copper-gold mineralisation that remains open at depth. Drilling in early 2006 will focus on testing for both down-dip and eastern extensions of the discovery zone. This work is being done as part of an option agreement with Anglo American and Rio Tinto.

The Copperstone project

The Copperstone project is located near the Storliden mine. In 2005, drilling of geophysical targets intersected wide-spread zones of copper-bearing sulphide mineralisations. These zones are interpreted to comprise an extensive and well-developed feeder system of the type associated with nearby large polymetallic massive sulphide deposits. A drill budget of 6,000 metres has been allocated for this project in 2006.

The Eva Discovery

Eva is a large, near-surface, low-grade massive sulphide deposit near Copper-stone. Eva remains open to the southeast and is terminated by a dyke and fault to the south. The focus for 2006 is exploration of a higher grade, more copper-rich zone of massive sulphide mineralisation, similar to Storliden.

Skellefte District

A 6,000-line kilometre airborne geophysical survey, which was completed in September, outlined several discrete, coincident electromagnetic and magnetic anomalies. These anomalies suggest potential for near-surface massive sulphide mineralisation. Additional target definition and drill-testing is required in 2006.

Swedish nickel properties

Lundin Mining controls several properties in the Skellefte District in northern Sweden which contain known nickel prospects, for instance the Lappvattnet nickel deposit. Lundin Mining is actively seeking a joint venture partner with nickel exploration expertise for continued work in the area.

Bergslagen District

In 2005, Lundin Mining acquired a large land holding in the Bergslagen region, near the Zinkgruvan mine. The strategy is to identify small, high grade zinc deposits whose ore can be trucked to the Zinkgruvan concentrator in addition to larger deposits that represent stand-alone operations. In 2006, exploration efforts will include airborne geophysics, ground follow-up target definition work and drill-testing. A drill budget of 6,000 metres has been allocated.

Ireland Greenfields

Lundin Mining controls several prospecting licences in Ireland, some of which hold known resources such as the Keel deposit which has an historic resource (non-compliant with NI43-101) of 5 million tonnes grading 6.8 per cent zinc, 1.2 per cent lead and 28 g/t silver. In 2006, a target definition and a target testing program is planned for the Keel property, including an initial 3,000 metres of drilling.

Zinkgruvan

Lundin Mining acquired Zinkgruvan in 2004 and the mine constitutes one of the company's principal assets. Located in central Sweden, Zinkgruvan has been in production continuously since 1857. The main metal is zinc, with lead and silver as by-products. The mine, which is the largest underground zinc mine in Sweden, is ranked in the lowest cash cost quartile among global zinc mines. The estimated reserve life is 11 years. Additional resources may support mining for another 7 to 8 years.

In 2005, Lundin Mining conducted a review of the mine with the objective to increase ore production and to reduce dilution and ore losses. New planning tools and software have been developed to better optimise production and to facilitate long term planning, and will gradually be implemented. The review also includes a study of the possibility to develop a zone of copper mineralisation. It has been found difficult to mine at this stage due to rock mechanical issues caused by location on hanging wall of the currently mined zinc-orebody. The viability of the copper-orebody will be evaluated in light of current metal price predictions.

Agreement with Silver Wheaton

In 2004, Lundin Mining entered an agreement with Silver Wheaton Corp., in which Zinkgruvan sold forward all of its silver production. Lundin Mining has committed itself to deliver a minimum of 40 million ounces of silver over a period of 25 years. In return, Lundin Mining obtained a combination of USD 50 million as immediate cash payment plus shares and warrants as well as USD 3.90 per ounce delivered metal.

Operations in 2005

In 2005, ore production in Zinkgruvan amounted to 803,883 tonnes, an increase of 9.7 per cent from 2004 when the mine produced 732,812 tonnes. The increase is partly explained by the production problems that occurred in the third quarter of 2004, which were related to disturbances of ore flow in the ore passes.

Production of zinc metal amounted to 69,981 tonnes in 2005, an increase of 8,434 tonnes compared with 2004. The lead metal production amounted to 36,674 tonnes compared with 31,448 tonnes in the previous year. Ore grades were higher in 2005 compared with 2004. The average zinc grade was 9.4 per cent and lead 5.1 per cent. The mine's zinc cash cost was approximately USc 27/lb, compared to USc 25/lb in 2004, net of by-products.

Zinkgruvan
	2005	2004
Ore milled (tonnes)	803,883	732,812

GRADES
Zinc (%)	9.4	9.1
Lead (%)	5.1	4.9
Silver (g/tonne)	95	99

RECOVERIES
Zinc (%)	93	92
Lead (%)	89	88
Silver (%)	76	75

METAL PRODUCTION
Zinc (tonnes)	69,981	61,547
Lead (tonnes)	36,674	31,448
Silver (oz)	1,866,061	2,038,291

Sales (TUSD)	85,683	69,633
Zinc cash cost (Usc/lb)*	27	25**

* Zinc cash cost is the sum of direct costs, indirect cash costs and credits from by-products
** The cash cost for 2004 has been recalculated.

Galmoy

The Galmoy mine was consolidated into Lundin Mining following the formal merger with Arcon in May 2005. The mine was constructed during the years 1995-1997, and started production in 1997. Its main metal is zinc, with lead and silver obtained as by-products. The Galmoy mine has an expected life of 5 years, with additional resources that may support mining for one more year. In 2002, the mine reserves increased due to the discovery of the R-Zone.

Lundin Mining initiated a programme in the spring of 2005 to improve the efficiency of the operation through higher utilisation of production processes with increased metal recoveries and enhanced quality of concentrates. The concentrator will also be upgraded from original design to enable processing of larger tonnages. As a part of the programme, the concentrator had a planned four-day shutdown in September when an upgrading of the zinc filter was carried out. The programme also includes the addition of an extra tailings line and back-up pumping capacity in the flotation circuit, and a reorganisation of the maintenance function. The main part of the programme will be completed during the first half of 2006.

Operations in 2005

Ore extracted at Galmoy amounted to 644,058 tonnes in 2005 and was 4.3 per cent higher than in 2004. Average zinc grades increased to 13.7 per cent in 2005 from 12.9 per cent the year before. Lead grades in 2005 were 4.0 per cent compared to 5.4 per cent in 2004. Production of zinc metal amounted to 74,321 tonnes in 2005, an increase of 5,472 tonnes compared with 2004. Lead metal production amounted to 17,284 tonnes compared with 15,002 tonnes in the previous year. Improved processing in the lead circuit has resulted in better recoveries with higher concentrate grades.

Average zinc cash cost in 2005 was USc 46/lb, compared with USc 41/lb in 2004. The cash cost was negatively affected by the mill shutdown during the autumn. When the efficiency programme is completed, the cash cost is expected to decrease.

Galmoy
	2005	2004
Ore milled (tonnes)	644,058	641,290

GRADES
Zinc (%)	13.7	12.9
Lead (%)	4.0	5.4

RECOVERIES
Zinc (%)	84	83
Lead (%)	68	43

METAL PRODUCTION
Zinc (tonnes)	74,321	68,849
Lead (tonnes)	17,284	15,002

Sales (TUSD)	68,289	46,480

Zinc cash cost (Usc/lb)*	46	41

* Zinc cash cost is the sum of direct costs, indirect cash costs and credits from by-products

Storliden

The Storliden underground deposit, located in the Skellefte District, was discovered by NAN in 1998 and became operational in 2002. The time between discovery and actual production was extremely short. Following Lundin Mining's acquisition of NAN in the spring of 2005, Storliden was fully consolidated into Lundin Mining.

The deposit consists of copper and zinc, and is estimated to have ore reserves to sustain a maximum of two more years of production. The mine's cash cost is very competitive due to the high content of copper in the ore. With the ambition of replacing the deposit, exploration efforts in the area are ongoing (see the Exploration section).

The Storliden mine is, through an agreement operated by Boliden, who also process the extracted ore into metal concentrate at the Boliden Area Operations, some 90 kilometres from the mine.

Operations in 2005

Production in the Storliden mine amounted to 319,411 tonnes in 2005, an increase of 32,662 tonnes compared with 2004, when production amounted to 286,749 tonnes. Produced zinc metal amounted to 32,024 tonnes compared to 22,348 tonnes in 2004 and copper metal to 10,839 tonnes compared to 8,254 tonnes in 2004. The main reason for the increase is the executed mine plan. Extraction in 2005 was mainly carried out in the Central Zone, which contains significantly higher ore grades than other parts of the mine. In 2004, most extraction took place in the Eastern and Western zones. Both zinc and copper grades were higher in 2005 compared to 2004. The average grade of zinc was 10.9 (8.4) per cent and of copper 3.7 (3.1) per cent.

Zinc cash costs in 2005 were less than zero, as the income from the mine's by-product copper was higher than costs from production and smelting charges. In 2004, the zinc cash cost amounted to USc 12/lb, net of by-products.

Storliden
	2005	2004
Ore milled (tonnes)	319,411	286,749

GRADES
Copper (%)	3.7	3.1
Zinc (%)	10.9	8.4

RECOVERIES
Copper (%)	92	90
Zinc (%)	93	91

METAL PRODUCTION
Copper (tonnes)	10,839	8,254
Zinc (tonnes)	32,024	22,348

Sales (TUSD)	58,959	33,119

Zinc cash cost (Usc/lb)*	<0	12

* Zinc cash cost is the sum of direct costs, indirect cash costs and credits from by-products

Other investments

Investments in projects in co-operation with partners or as joint ventures are part of Lundin Mining's strategy. With a global view the company actively seeks promising projects at early to advanced stages. Although zinc discoveries are in focus, opportunities in metals such as copper and gold are also being evaluated as they arise. In 2005, Lundin Mining acquired 19.9 per cent of Union Resources Ltd. and in early 2006 approximately 10 per cent of Sunridge Gold Corp.

Union Resources Limited

In August 2005, Lundin Mining acquired a 19.9 per cent holding in the Australian exploration company Union Resources Limited. Lundin Mining's total investment is approximately USD 3.4 million. The company has obtained two seats on the board of Union Resources.

In 2000, Union Resources discovered one of the world's largest known undeveloped resources of zinc, the Mehdiabad project, and owns 38 per cent of the project. Mehdiabad is located in central Iran. The deposit, which also contains lead and silver, is comparable in size with other giant projects such as Century in Australia and Red Dog in Alaska, USA.

Union Resources has entered into an agreement with Itok, a private Iranian company and joint venture partner, with the objective of acquiring Itok's share of the project. Upon completion, Union Resources will hold 50 per cent of the Mehdiabd project.

Feasibility studies are expected to be completed in the first six months of 2006. First run economics suggest an operating cost well within the lowest quartile of producing zinc mines globally, with possible production volumes of 500,000 tonnes per annum of zinc metal and 180,000 tonnes per annum of lead and silver concentrates. The project could potentially supply 5 per cent of global zinc demand.

The project enjoys the support of the Iranian government.

Sunridge Gold Corp.

In February 2006, Lundin Mining invested approximately USD 4.5 million in the Canadian company Sunridge Gold Corp. Sunridge has several advanced copper-zinc-gold exploration projects in Eritrea in northeastern Africa. Lundin Mining holds just under 10 per cent of the shares in Sunridge, and will be entitled to two seats on the board of the company.

Mineral reserves and resources

Zinkgruvan

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Zinkgruvan Mine were 8.161 million tonnes grading 9.7 per cent zinc, 4.7 per cent lead and 98 grams per tonne silver. In addition, a copper deposit exists in the structural hanging wall of the Burkland ore deposit consisting of copper in the form of disseminated and stockwork chalcopyrite hosted in dolomitic marble. The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Zinkgruvan Mine staff in accordance with the requirements of the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions ("CIM standards").

The Qualified Persons responsible for the Zinkgruvan Mineral Reserve and Resource estimates are Per Hedström and Lars Malmström, as employees of the Zinkgruvan mine and members of the Australian Institute of Mining and Metallurgy. The estimates were audited by Watts, Griffis and McOuat Limited of Toronto, Canada, in accordance with the provisions of NI 43-101 and the CIM standards. The Qualified Persons responsible for the audit of the Zinkgruvan Mineral Reserve and Resource estimates were John Sullivan, P. Geo.,Senior Geologist and Stephen Cheeseman, P. Geo., Senior Associate Geologist.

Galmoy

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Galmoy Mine were 3.553 million tonnes grading 14.7 per cent zinc, 4.1 per cent lead and 26 grams per tonne silver. The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Galmoy Mine staff according to the standards and definitions incorporated in the Code for Reporting Mineral Exploration Results, Mineral Resources and Mineral Reserves ("IMM Reporting Code").

The Qualified Person responsible for these estimates is EurGeol Mr Mike Lowther PGeo MIMMM CEng, Mine Superintendent. The estimates were audited by Watts, Griffis and McOuat Limited in accordance with the requirements of NI 43-101 and restated to comply with the CIM standards. The Qualified Persons responsible for the audit and restatement of the Galmoy Mineral Reserve and Resource estimates were John Sullivan, P. Geo., Senior Geologist and Stephen Cheeseman, P. Geo., Senior Associate Geologist.

Storliden

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Storliden Mine were 0.527 million tonnes grading 8.5 per cent zinc, 3.1 per cent copper, 0.3 grams per tonne gold and 24 grams per tonne silver. The Mineral Reserves are reported separate from an additional 0.323 million tonnes of Measured and Indicated Mineral Resource of which 0.255 million tonnes is inaccessible being material predominately in pillars or beneath. The estimates have been prepared in accordance with the requirements of NI 43-101 and comply with the CIM standards.

The Qualified Person responsible for these estimates is Mr. Adam Wheeler, C.Ing, Eur,Ing, MIMM, an independent consultant. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also included visits to the mine itself. For the development of the Life of Mine Study used in the estimation of Mineral Reserves, Adam Wheeler was also assisted by Dr R. Dowdell (C.Eng, MIMM), an independent mining consultant based in Cornwall, England.

Zinkgruvan
Zinkgruvan	Tonnes	Zinc	Lead		Silver
December 31, 2005	('000)	(%)	(%)		(g/t)
MINERAL RESERVES
Proven	6,267	9.8	5.3		111
Probable	1,894	9.2	2.5		57
Total	8,161	9.7	4.7		98

MINERAL RESOURCES
Measured	611	6.7	1.0		25
Indicated	1,236	9.2	3.3		86
Total	1,847	8.4	2.5		66

Inferred	8,463	10.5	4.4		105

Zinkgruvan
Zinkgruvan Copper Zone	Tonnes	Zinc	Lead	Copper	Silver
December 31, 2005	('000)	(%)	(%)	(%)	(g/t)
MINERAL RESOURCES
Indicated	2,800	0.5	0.0	2.9	32
Inferred	890	0.2	0.0	3.1	28

Galmoy
Galmoy	Tonnes	Zinc	Lead		Silver
December 31, 2005	('000)	(%)	(%)		(g/t)
MINERAL RESERVES
Proven	2,892	15.9	4.6		31
Probable	660	9.6	2.0		5
Total	3,553	14.7	4.1		26

MINERAL RESOURCES
Measured	1,071	11.8	2.5		63.4
Indicated	536	9.0	1.6		2.3
Total	1,607	10.9	2.2		43.0
Inferred	None	-	-		-

Storliden
Storliden	Tonnes	Zinc		Copper	Silver	Gold
December 31, 2005	('000)	(%)		(%)	(g/t)	(g/t)
MINERAL RESERVES
Proven	405	9.7		3.4	26	0.3
Probable	122	4.4		2.1	21	0.2
Total	527	8.5		3.1	24	0.3

MINERAL RESOURCES
Measured	222	4.4		2.5	31	0.4
Indicated	101	3.5		2.2	33	0.5
Total	323	4.1		2.4	32	0.4

Inferred	26	2.0		2.3	45	0.6

Employees

At the end of 2005, Lundin Mining had 562 employees, 317 of whom work in Sweden and 245 in Ireland. This corresponds to an increase of 272 employees since year-end 2004, largely due to the acquisition of NAN and Galmoy. 86 per cent of the company's employees are men and 14 per cent women.

Health and safety

EU and national legislation contain numerous regulations relating to health and safety, which are of major importance to the mining industry. A number of new directives have been issued in recent years addressing health and safety matters, related to employees exposed to risks deriving from vibration, noise, electromagnetic fields and optical radiation, for example.

Lundin Mining is dedicated to the belief that respect for every individual employee is the foundation for good business.

A cornerstone for mutual respect is that no one should be harmed in any way at any of Lundin Mining's operations. As a consequence, the Lundin Mining Safety Standard was implemented in early 2006, with the prime objective of reaching zero accidents in the company's operating and exploration units.

Lundin Mining's strategy is to minimise as far as possible the health and safety risks to which employees are exposed and hence to always be one step ahead of the legislation. To support that objective Lundin Mining's Health and Safety standard includes specific safety rules. The standards, which go beyond laws and regulations, also include identification and management of risks and also address behaviour and attitudes to safety.

At Zinkgruvan the number of accidents have decreased in recent years and 2005 marked the second lowest number of accidents ever reported at the mine. This positive development is the result of a long-term healthcare and safety focus. For example, all safety related activities are monitored and handled through a safety management system.

At Galmoy, increasing emphasis has been placed on health and safety during 2005. These efforts have included increased training and disaster management. A key part of the company's emergency preparedness plan is the Mine Rescue Team, which is trained to operate in irrespirable atmospheres.

Lundin Mining's contractors are also part of the company's health and safety standard. Boliden Mineral, the contractor at Storliden, has a long track record of successful and systematic work within health, safety and environment.

The environment and corporate responsibility

The mining industry is a major contributor to the material needs and economic health of the industrialised world. The development of mineral resources can generate substantial wealth and become a catalyst for economic growth, mineral production, processing and marketing. These activities must be carried out with the natural environment in mind.

Lundin Mining's general principles

Lundin Mining's business idea is to explore for minerals and extract metals while at the same time demonstrating that the entire sequence of events leading to success minimize the impact to the environment. Lundin Mining is totally committed to managing its activities in an environmentally responsible manner and all company activities are thus planned and managed to minimise the effect on the environment.

While complying with applicable legislation and environmental requirements Lundin Mining strives to maximize best practices. Thus, a Lundin Mining environmental standard has been developed.

Lundin Mining trains and supports its employees to fulfil environmental responsibilities and work closely with local communities taking into account environmental concerns and economic needs. A strict policy of efficient use of energy and materials is followed in all aspects of the company's activities. As part of this work, an inventory of the use of energy is made on a yearly basis.

The principal environmental impacts of Lundin Mining's mining operations are land usage, consumption of energy and waste disposal. With regard to these activities, Lundin Mining is subject to extensive environmental legislation and regulation in Sweden, Ireland and other countries. Where applicable, the company is subject to joint EU regulations concerning storage, emissions and waste management and the management of chemicals. In accordance with its environmental protection undertaking, Lundin Mining has introduced systems and routines to reduce the environmental impact of its mines.

All of Lundin Mining's operations hold the permits required for their ongoing activities and expansions. All operations during 2005 were conducted within the framework imposed by legislation and applicable terms and conditions.

The environmental objectives
  To cooperate with landowners in the area.
  To minimise disruption to landowners, wildlife, livestock, vegetation and the land.
  To rectify any damages caused by exploration or mining.

Risks and hedging

Risks

Lundin Mining's properties and operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine.

Lundin Mining's cash flow and financial results are highly dependent on fluctuations in metals prices and currencies. The most important metal is zinc, but the company is also affected by price changes in copper, lead and to some extent silver. The price of the company's metals is primarily determined by changes in supply and demand from the industrial sector. Since the automotive and the construction industry are two of the largest buyers of zinc, zinc prices are heavily influenced by economic fluctuations.

Through its international operations, Lundin Mining is exposed to currency risks including both transaction and translation exposure. The company's revenues are in USD, whereas costs mainly occur in SEK and EUR.

Hedging

Lundin Mining's policy is to have full exposure towards changes in zinc prices which is considered the company's major metal.

However, as by-products from zinc mining, the company obtains other metals such as lead, copper and to a lesser extent precious metals. To secure cash flow from these by-products Lundin Mining has hedged some of its copper and lead volumes in 2006. The major part of the company's silver production has been sold forward.

As of December 31, 2005, 4,000 tonnes of copper has been hedged through forward contracts for the 2006 production. Lundin Mining has also hedged 12,000 tonnes of the company's lead production through an option strategy as of December 31, 2005.

Sensitivities

The financial results of the company are sensitive to the fluctuations in metal prices and currencies. The table below shows the impact on earnings excluding hedging and income taxes, based on a movement of metal prices of USc 5/lb and the production volumes of 2005. The currency impact on earnings excluding hedging and income taxes is based on the production volumes of 2005, and relates to SEK and Euro movements against the USD.
Hedging contracts, 31 December 2005					Sensitivities
					(USD	+/- USc 5/lb	+/- USc 5/lb	+/- USc 5/lb
Copper	Q1-2006	Q2-2006	Q3-2006	Q4-2006	million)	Zinc	Lead	Copper
tonnes	1,275	1,300	800	625	Impact
					on earnings	10.5	4.5	1.1
FORWARD SALES
USc/lb	174	174	174	174
USD/tonne	3,825	3,825	3,825	3,825

					(USD	SEK 1.00	Euro 0.10
					million)	movement	movement
Lead	Q1-2006	Q2-2006	Q3-2006	Q4-2006	Impact on
tonnes	3,000	3,000	3,000	3,000	earnings	+/- 18.2	+/- 5.9

BOUGHT PUT OPTIONS
USc/lb	43	39	37	38
USD/tonne	940	850	825	840

SOLD CALL OPTIONS
USc/lb	50	48	48	49
USD/tonne	1,110	1,050	1,050	1,050

Corporate governance practices

Board of Directors

The board of directors (the "Board") is primarily responsible for supervising the management of the Company's business and affairs. Its authority is determined by the provisions of the Canada Business Corporations Act and by the Company's By-laws. In addition, the Board's activities are governed by a set of procedural rules which are reviewed and adopted by the Board annually. The Board regularly reviews its guidelines and policies and, not less than annually, considers how its corporate governance practices align with guidelines established by the Toronto Stock Exchange.

The Board is comprised of nine individuals, each of whom was elected by the Company's shareholders at the 2005 Annual General Meeting held on May 25, 2005. At the Board's first meeting, held on May 26, 2005, the Board appointed various senior officers including Lukas Lundin as Chairman of the Board and Karl-Axel Waplan as President and CEO.

The Board meets as required to conduct its business, which includes the approval of the quarterly and annual financial statements of the Company. The Company's external corporate counsel is the Corporate Secretary of the Companys who attends at all meetings of the Board and most meetings of the Board's committees.

The Board's Chairman is responsible for monitoring the Company's development through regular contact with the President and CEO, who ensures that the Board regularly receives reports concerning the development of the Company's business and operations, including progress in respect of profits, liquidity and significant contractual matters.

At its initial meeting in May 2005 the Board appointed a number of committees, each of which has its own charter and delegated responsibilities.

Audit Committee

The Audit Committee is comprised of three Board members, each of whom is independent of the Company. The Audit Committee, which meets at least five times per year, oversees the Company's accounting and financial reporting processes, systems of internal controls and the audits of the Company's financial statements and reviews the Company's quarterly and annual financial statements.

Compensation Committee

Three non-executive members of the Board make up the Compensation Committee, which is responsible for administering the Company's executive compensation program. The Compensation Committee meets not less than annually to receive information concerning, and to determine matters relating to, executive compensation.

Corporate Governance and Nominating Committee

This Committee is comprised of three non-management Board members and assists the Board in identifying qualified individuals for Board membership, recommends compensation for the Board and its committees, and develops and implements corporate governance guidelines.

1 Lukas H. Lundin Chairman

Born 1958. Board member since 1994. Other board duties: Chairman of Tanganyika Oil Company Ltd., Tenke Mining Corp., Canadian Gold Hunter Corp., Red Back Mining Inc., International Uranium Corporation, and Valkyries Petroleum Corp.; board member of Lundin Petroleum AB, Vostok Nafta Investment Ltd., and Atacama Minerals Corp. Bachelors Degree in Engineering from New Mexico Institute of Mining and Technology, USA. Shares in Lundin Mining: 51,831. Incentive stock options: 0.

2 Pierre Besuchet Director

Born 1933. Board member since 1994. Other board duties: Director of Canadian companies and Swiss banks. Diploma from Commercial School, Lausanne and from American Institute of Banking, New York. Shares in Lundin Mining: 157,400. Incentive stock options: 0.

3 John H. Craig Director

Born 1947. Board member since 2003. Other board duties: International Uranium Corporation, Tenke Mining Corp., Canadian Gold Hunter Corp., Tanganyika Oil Company Ltd. and Atacama Minerals Corp. Bachelor of Administration and Law from the University of Western Ontario. Shares in Lundin Mining: 10,000. Incentive stock options: 0.

4 Brian D. Edgar Director

Born 1950. Board member since 1994. Other board duties: Pender Financial Group Corporation, Dome Ventures Corp., International Uranium Corp., Red Back Mining Inc., Valkyries Petroleum Corp., Lexacal Investment Corp. and White Knight Resources Ltd. Law degree and Arts degree from University of British Columbia, Vancouver, Canada Shares in Lundin Mining: 10,000. Incentive stock options: 0.

5 Anthony O'Reilly Jnr Director

Born 1966. Board member since 2005. Chief Executive of Providence Resources Plc. Other board duties: Independent News & Media PLC and Fitzwilton Limited. BA degree - Economics and history - from Brown University, Rhode Island Shares in Lundin Mining: 21,878. Incentive stock options: 0.

6 Edward F. Posey Director

President of Atacama Minerals. Born 1943. Board member since 1996. Other board duties: Cortex Mining and Exploration Company Inc. Graduate in Mining Geophysics from the University of Utah, Salt Lake City. Shares in Lundin Mining: 140,751. Incentive stock options: 0.

7 William A. Rand Director

Born 1942. Board member since 1994. Other board duties: Board member and Chairman of Pender Financial Group Corporation, Board member of Canadian Gold Hunter Corp., International Uranium Corporation, Lexacal Investment Corp., Dome Ventures Corporation, Lundin Petroleum AB, Tanganyika Oil Company Ltd., Tenke Mining Corp., Vostok Nafta Investment Ltd. and Valkyries Petroleum Corp. Commerce degree (Honours Economics) from McGill University. Law degree from Dalhousie University. Master of Law degree in International Law from the London School of Economics. Shares in Lundin Mining: 25,458. Incentive stock options: 0.

Adolf H. Lundin Director (not in picture)

Born 1932. Board member since 2004. Other board duties: Chairman of Vostok Nafta Investment Ltd., honorary chairman of Lundin Petroleum AB and board member of Tenke Mining Corp. Master of Science degree (Department of Engineering) from the Royal Institute of Technology, Stockholm. Master of Business Administration degree from Centre d'Etudes Industrielles, Geneva. Shares in Lundin Mining: 8,131,250. Incentive stock options: 0.

For information regarding salaries, remunerations and pensions, see Supplementary information. For information regarding related party transactions, see Note 8, 10.

Board committees

Audit Committee: William A. Rand, Brian D. Edgar and Anthony O'Reilly Jnr. Corporate Governance and Nominating Committee: John H. Craig, William A. Rand, Pierre Besuchet and Karl-Axel Waplan (ex officio). Compensation Committee: Lukas H. Lundin, John H. Craig and William A. Rand.

8 Karl-Axel Waplan President and CEO

Born 1951. Board member since 2005. M.Sc. in Mechanical Engineering from the Royal Institute of Technology, Stockholm, Sweden. Shares in Lundin Mining: 1,000. Incentive stock options: 200,000.

1 Karl-Axel Waplan President and CEO

Born 1951. Employed by Lundin Mining since 2004. See Board of Directors to the left.

2 Anders Haker Chief Financial Officer

Born 1961. Employed by Lundin Mining since April 2005. B.Sc. in Business Administration from the University of Uppsala, Sweden. Shares in Lundin Mining: 0. Incentive stock options: 75,000.

3 Kjell Larsson Vice President Mining

Born 1957. Employed by Lundin Mining since March 2005. M.Sc. (Department of Engineering) from Luleå Tekniska Högskola, Sweden. Shares in Lundin Mining: 0. Incentive stock options: 75,000.

4 Neil O'Brien Vice President Exploration

Born 1960. Employed by Lundin Mining since September 2005. Ph.D. in Geological Sciences from Queens University, Ontario, Canada. Shares in Lundin Mining: 0. Incentive stock options: 75,000.

5 Kevin Hisko Corporate Secretary

Born 1958. Partner, McCullough O'Connor Irwin LLP, Vancouver. Shares in Lundin Mining: 0. Incentive stock options: 0.

Auditors

KPMG LLP, Toronto, Ontario, Canada Lundin Mining's auditor since 2005.

Management's discussions and analysis of results of operations and financial condition
(Amounts in United States Dollars unless otherwise indicated)

Twelve months ended December 31, 2005

These Management's comments of the financial condition and results of the operations, analyzes the twelve months ended December 31, 2005 and is dated March 30, 2006.

The following discussion and analysis of the results of operations and financial condition ("MD&A") for Lundin Mining Corporation, which together with its subsidiaries is collectively referred to as ("Lundin Mining") or ("the Company"), should be read in conjunction with the consolidated financial statements for the years ended December 31, 2005 and 2004 and the related notes therein.

The financial information in this MD&A is derived from the Company's consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

Recent developments and 2005 highlights

Acquisition of North Atlantic Natural Resources

On December 30, 2004 Lundin Mining announced that it had acquired all of Boliden's 11,537,000 shares in North Atlantic Natural Resources AB ("NAN"), representing approximately 37% of the outstanding shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the outstanding shares and votes of the company. On January 21, 2005 Lundin Mining made a public offer for all outstanding shares in NAN. The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative'') or Swedish Kronor ("SEK") 10.75 per share in NAN (the "Cash alternative").

On March 23, 2005 the Company announced that shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, had accepted the offer. There were 7,331,595 shares submitted under the Share alternative and 36,259 shares submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the offer, Lundin Mining now holds 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

Acquisition of ARCON International Resources P.l.c.

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON International Resources P.l.c. ("ARCON") announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies. On March 18, 2005 the Independent Directors of ARCON and the Board of Lundin Mining announced that a formal offer would be made by Lundin Mining which the Independent Directors of ARCON intended to recommend. The terms of the merger offer provided ARCON shareholders with an opportunity to realize cash value in respect of some of their shareholding in ARCON while also retaining an investment in the enlarged group by way of a shareholding in Lundin Mining.

The merger created a substantial independent group with significant zinc and lead mining operations in Europe, as well as copper and silver production and a substantial exploration portfolio.

Lundin Mining offered to acquire all of the issued and to be issued ARCON shares on the following basis: For every 100 ARCON Shares $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component"). The cash component represented a value of $65.3 million and the share component represented a value of $56.3 million. The combined value of the offer was $121.6 million. The offer was conditional on an 80% minimum acceptance level.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. In June 2005, Lundin Mining controlled 100% of the outstanding shares of ARCON. ARCON is consolidated in the financial statements of Lundin Mining as of May 1, 2005.

Acquisition of a 19.9% interest in Union Resources Limited

On August 22, 2005 Lundin Mining announced that its wholly owned subsidiary, Lundin Mining AB, had signed an agreement to acquire up to a 19.9% interest in Union Resources Limited ("Union"), a publicly traded Australian mining company. On October 27, 2005 Lundin Mining announced that the acquisition was completed after Union obtained shareholder approval. Union is listed on the Australian Stock Exchange and on the Alternative Investment Market ("AIM") of the London Stock Exchange.

Union discovered, and is now managing a bankable feasibility study ("BFS") over, the world class Mehdiabad zinc/lead/silver mineralization located in central Iran, on behalf of Mehdiabad Zinc Company ("MZC").

MZC was initially a company owned jointly between Union, IMPASCO and Itok GmbH ("Itok"). IMPASCO, a company owned by the Iranian government, held 50%, Union's beneficial interest effective March 2005 was 38% and the balance was held by Itok.

Pursuant to the agreement with Union, Lundin Mining, through its wholly owned subsidiary, subscribed for 151,000,000 units of Union at a price of Australian $0.03 per unit. Each unit is comprised of an ordinary share of Union and an option to purchase an additional ordinary share at an option exercise price of Australian $0.10 per ordinary share exercisable up to and including March 31, 2009.

Lundin Mining's total investment in Union is Australian $4.5 million (US$3.4 million) and initially resulted in Lundin Mining owning slightly less than 19.9% of the issued shares of Union. As a result of its investment, Lundin Mining has two seats on the board of directors of Union.

Union announced on October 27, 2005 that it had reached an agreement with Itok to acquire Itok's position in MZC. Upon completion of that transaction, Union's interest in the Mehdiabad Project increased to 50%. Pursuant to the announcement made on October 27, 2005, Union issued 110,000,000 Union shares to Itok in respect of the acquisition of Itok's position in the Mehdiabad project.

Union announced on December 13, 2005 that Itok had not settled the share swap agreement within the time that was stipulated in the agreement between Union and Itok. Subsequently, Union allowed an extension of time to assist Itok to complete the settlement. The purpose of the extension was solely to allow MZC to obtain the formal approval of its major government shareholder to the transfer of shares in MZC from Itok to Union, as required under the Iranian commercial code and for no other purpose.

When the transaction between Union and Itok is completed Lundin's holdings will be diluted to 17.4% of the share capital in Union. However, Lundin has the right to participate in future capital raisings which will help protect the Company from further dilution.

Financing arrangement with Sunridge Gold Corp.

In February 2006, Lundin Mining entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSX Venture Exchange under the symbol "SGC".

Sunridge is drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea's capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. The licensed area covers rocks of the Nubian-Arabian shield which is a large Pre-Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun's large, high-grade Bisha VMS Project and Sunridge's high-grade Debarwa and Adi Nefas VMS Projects.

Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge to rapidly advance its projects to the production stage.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of CAD $1.66 per unit for an investment of CAD $5,229,000 (approximately $4.5 million). Each unit consists of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

Sale of the holdings in Silver Wheaton Corporation

Pursuant to a transaction initially announced in December 2004, Zinkgruvan Mining AB ("Zinkgruvan") the Corporation's wholly-owned subsidiary, received 6,000,000 shares and 30,000,000 warrants from Silver Wheaton as partial payment for the sale of all of the Zinkgruvan silver production. During the third quarter of 2005 Zinkgruvan sold the 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares resulted in a realized profit before taxes of approximately $11.2 million, which was recognized during the third quarter.

During the fourth quarter, Zinkgruvan also sold the warrants for net proceeds of approximately $11.9 million and a profit before tax of approximately $6.6 million.

Lundin Mining Board

On May 25, 2005, at the Annual General Meeting of Shareholders of Lundin Mining, Mr. Tony O'Reilly Jnr was appointed as a Director of the Company. Mr O'Reilly was previously the Chairman of ARCON International Resources P.l.c.

Lundin Mining Management Group

On April 15, 2005 Mr. Karl-Axel Waplan was appointed President and Chief Executive Officer of Lundin Mining Corporation. Mr Waplan was previously Executive Vice President, Operations of Lundin Mining. He has held several positions within the mining industry including Vice President of Marketing and Sales for Boliden Limited.

Mr. Kjell Larsson was appointed Vice President of Mining of Lundin Mining as of March 14, 2005. Mr. Larsson has over 22 years experience in engineering and management in the Swedish and international mining industry and has held senior management positions at Inco Limited, Boliden and LKAB

On April 4, 2005 the Company announced that Mr. Anders Haker was appointed Chief Financial Officer of Lundin Mining. Mr. Haker has a long international financial background as well as experience from the mining industry. He has previously held the position as Senior Vice President and Chief Financial Officer within Boliden.

On August 3, 2005 the Company announced Mr Neil O'Brien was appointed Vice President Exploration. Mr. O'Brien previously worked for Teck Cominco in Mexico. Mr. O'Brien began his employment with Lundin Mining on September 1, 2005.

On February 15, 2006, Mr Manfred Lindvall was appointed Vice President Environment, Health and Safety and joined the management team of Lundin Mining. Mr Lindvall previously held the position as Vice President, Environment, Health & Safety at Boliden.
Per share data
	Year ended	Year ended
	December	December
	31, 2005	31, 2004
Shareholders' equity/share1), ($)	6.01	4.98
Basic earnings/share, ($)	0.78	0.21
Diluted earnings/share, ($)	0.78	0.21
Dividends	Nil	Nil

Basic weighted average number of shares outstanding	38,416,486	22,160,451
Diluted weighted average number of shares outstanding	38,658,521	22,432,326
Number of shares outstanding at the period end	40,693,831	33,419,271

1) Shareholders' equity/share is defined as shareholders' equity divided by total number of shares outstanding at period end.

Selected annual information
	Year ended	Year ended	Year ended
	December	December	December
	31, 2005	31, 2004(i)	31, 2003(i)
Sales ($'000)	192,073	39,922	-
Net income ($'000)	29,963	4,764	181
Net income per share, basic and diluted ($)	0.78	0.21	0.02
Total assets ($'000)	406,814	327,174	14,445

(i) Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.
Selected quarterly information

Three months ended	Dec-05	Sep-05	Jun-05	Mar-05(ii)	Dec-04(ii,iii)	Sep-04(ii,iii)	Jun-04(ii,iii)	Mar-04(ii,iii)
Sales ($'000)	63,820	48,683	43,537	36,033	22,465	16,444	2,183	-
Net income (loss) ($'000)	14,221	9,637	3,170	2,936	2,090	2,738	149	(106)
Net income (loss) per share, basic ($) (i)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)
Net income (loss) per share, diluted ($) (i)	0.35	0.24	0.08	0.09	0.07	0.08	0.01	(0.01)

(i) The income (loss) per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(ii) Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

(iii) The Sales and Net Income is determined separately for each quarter. The sum of the quarterly amounts for 2004 differs from the year to date amount due to the change of reporting currency. The quarterly amounts for 2004 are translated from Canadian dollars to US dollars at the average rate during the quarter. The year to date amount is translated at the average rate during 2004.

The general increase in sales, net income and net income per share on a quarterly comparison are due to the acquisitions of Zinkgruvan in the second quarter of 2004, NAN in the first quarter of 2005 and ARCON during the second quarter of 2005. The metal prices of the Lundin Mining's main metals, zinc, lead and copper, have also increased during 2005 compared to 2004 which have contributed to increased sales and net income.

The Company reported record net income for the fourth quarter of 2005. Increased metal prices, supported by stable production at the mines, contributed to higher net income compared to all previous quarters reported by Lundin Mining. During the fourth quarter of 2005, net income was also positively affected by the sale of the warrants the Company was holding in Silver Wheaton. The sale of these warrants resulted in a profit before tax of $6.6 million.
Comparison of the 2005 and 2004 financial years
	Year ended	Year ended
	December	December
Summary of operations - Metal production	31, 2005	31, 2004
Zinc (tonnes)
Zinkgruvan	69,981	61,547
Storliden	32,024	22,348
Galmoy	74,321	68,849
Total	176,326	152,744

Copper (tonnes)
Storliden	10,839	8,254

Lead (tonnes)
Zinkgruvan	36,674	31,448
Galmoy	17,284	15,002
Total	53,958	46,450

Silver (ounces)
Zinkgruvan	1,866,061	2,038,291
Galmoy	203,292	207,591
Total	2,069,353	2,245,882

100% of production at Zinkgruvan, Storliden and Galmoy is included for 2004 and 2005. This does not, however, represent Lundin Mining's actual ownership during these periods. Zinkgruvan was acquired in June 2004. The ownership of NAN (owner of Storliden) was 74% as of December 31, 2004 and 97,5% as of December 31, 2005. ARCON (owner of Galmoy) was acquired in April 2005.
Results of operations

Sales

The increase in total sales for 2005 compared to 2004 is partially due to the acquisitions of Zinkgruvan in 2004, NAN (owner of Storliden) in the first quarter of 2005 and ARCON (owner of Galmoy) in the second quarter of 2005. The increase in sales is also significantly impacted by the increased metal prices from 2004 to 2005.

Selling, General and Administrative Costs

The increase in costs for 2005 over 2004 is attributed to the increase in corporate activities due to the acquisitions of the three mines and the establishment of a corporate office in Stockholm.

General Exploration and project investigation

The Company has significantly increased exploration activities after the acquisition of NAN and ARCON in 2005. During 2005, the Company spent $7.1 million on exploration compared to $2.8 million in 2004.

Net income

The increase in net income for 2005, compared to 2004, is due to the acquisitions of the three mines and significantly higher metal prices for all metals produced by the Company. During 2005, net income was also positively affected by the sale of the Silver Wheaton shares and warrants that Lundin Mining received in connection with the sale of the silver production from Zinkgruvan (see note 7 to the Consolidated Financial Statements). The Company recognized a profit of $17.8 million before tax during 2005 for the sale of the shares and warrants.

Liquidity and capital resources

Working capital, including cash and short term financial debt

At December 31, 2005, the Company had working capital of $63.8 million compared to working capital of $108.5 million at December 31, 2004. Cash was $74.4 million as at December 31, 2005 compared to $86.7 million as at December 31, 2004. The change in the working capital is primarily due to the purchase of ARCON during the second quarter of 2005 and the sale of the Company's holdings in Silver Wheaton in the third and fourth quarter of 2005.

Accounts receivable

Accounts receivable increased to $20.2 million as at December 31, 2005 from $17.0 million at December 31, 2004. The inclusion of ARCON has increased the Company's receivables by $5.9 million compared to year-end 2004. The receivables at Zinkgruvan and NAN are lower compared to year-end 2004.

Current liabilities

Current liabilities increased to $41.8 million as at December 31, 2005 from $23.2 million at December 31, 2004. The main reason for the increase as of December 31, 2005 compared to year-end 2004 is the inclusion of the Galmoy operations during 2005 and an increase of the short term income tax liabilities which have increased to $13.4 million due to the taxable income generated during 2005.

Long-term liabilities and provisions

Long-term liabilities and provisions have decreased during 2005 compared to December 31, 2004. The main reason for the change is the amortization of the deferred revenue and changes in the conversion rate of Swedish currency to USD. The weakening Swedish currency during 2005 has decreased the long-term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of December 31, 2005. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 25%. The Company has no outstanding zinc hedging contracts.

		Q1-2006	Q2-2006	Q3-2006	Q4-2006	Total volume 2006
Copper	Volume (tonnes)	1,275	1,300	800	625	4,000
Forward sales	US$/pound	1.74	1.74	1.74	1.74
	US$/tonne	3,825	3,825	3,825	3,825
Lead	Volume (tonnes)	3,000	3,000	3,000	3,000	12,000
Bought put options	US$/pound	0.43	0.39	0.37	0.38
	US$/tonne	940	850	825	840
Sold call options	US$/pound	0.50	0.48	0.48	0.49
	US$/tonne	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005.

Metal prices and treatment charges

Compared to 2004, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME") seen during the end of 2004 has continued during 2005 and into 2006. The price of zinc has continued to rise and is currently trading above 2,200 US$/tonne (1.00 US$/pound). The price of lead has followed the same pattern as zinc and increased significantly compared 2004. Lead is currently trading around 1,200 US$/tonne (0.54 US$/ pound).

METAL PRICES (LME/LBMA)
(average)		2005	2004	Change %
Zinc	US$/pound	0.63	0.48	+32
	US$/tonne	1,381	1,048	+32
Lead	US$/pound	0.44	0.40	+10
	US$/tonne	976	887	+10
Copper	US$/pound	1.67	1.30	+28
	US$/tonne	3,678	2,866	+28
Silver	US$/oz	7.31	6.65	+10

The treatment charges ("TC") and refining charges ("RC") for copper increased during 2005. At the same time the base TC for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next few years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters. The TC for lead has decreased somewhat compared to the end of 2004.

Outlook for metal prices

The outlook for metal prices for 2006 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, we expect that the price for zinc, copper and lead will remain strong during 2006.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized in the income statement when the actual deliveries of silver occur.
Development of currencies during 2005 and 2004
			Change
Exchange rates (average)	2005	2004	%
SEK per USD	7.47	7.35	+2
SEK per CAD	6.17	5.65	+9
CAD per USD	1.21	1.30	-7
USD per EUR	1.25	1.24	+/-0

Contractual obligations

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2005 are as follows:
2006	$ 993
2007	407
2008	202
2009	3
2010	-
$ 1,605

These agreements relate to office rent, office equipments and car leases.

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton, with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

Pursuant to the Zinkgruvan acquisition agreement with Rio Tinto, the Company was obliged to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years. As of December 31, 2005 Lundin Mining has paid the maximum amount of $5 million to Rio Tinto.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

Critical accounting policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the consolidated financial statements for the years ended December 31, 2005 and 2004 include a summary of the significant accounting policies adopted by the Company. The following policies are considered to be the critical accounting policies since they involve the use of significant estimates.

Mining properties and related expenditures

The Company carries its mining properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable and exceeds their fair value. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Income taxes

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry-forwards and thereby realize the benefits of future income tax assets.

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes option pricing model and are recorded in operations over their vesting periods.

The compensation costs related to stock options granted after January 1, 2004 is recorded in operations. Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for stock options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3110, "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the assets. The amount of the liability is subject to re-measurement at each reporting period.

Changes in accounting policies

The accounting policies in the Consolidated Financial Statements as of December 31, 2005 are consistent with the policies applied as of December 31, 2004.

Recent Canadian accounting pronouncements

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1)     financial instruments and non-financial derivatives represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements;

2)     fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)     only items that are assets or liabilities should be reported as such in financial statements; and

4)     special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

During 2005, the CICA also issued Section 3861, Financial Instruments - Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In April 2005 the CICA issued Section 3865, Hedges. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. This Section is based on the same four fundamental decisions that serve as cornerstones to Financial Instruments - Recognition and Measurement, Section 3855 - above. Accordingly, this Section does not affect whether a financial instrument or other derivative is reported in the financial statements. The special accounting permitted by this Section does not affect the requirement that all derivative financial instruments be measured at fair value. This Section generally does not permit gains or losses on hedging items to be deferred in the balance sheet as if they were assets or liabilities. This Section contains requirements that specify when a hedge may qualify for special accounting. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In 2005 the ClCA issued Section 3831, Non-Monetary Transactions. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former CICA Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The "commercial substance" criterion replaces the "culmination of the earnings process" criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

In April 2005, the CICA issued Section 3051, Investments which continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

On March 2, 2006, the ClCA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The Emerging Issues Committee reached a consensus that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The Committee reached a consensus that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The accounting treatment as described in this Abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 12 of the Consolidated Financial Statements.

Outstanding share data

As of March 30, the Company had 40,693,831 common shares outstanding and 712,500 share options outstanding under its stock-based incentive plans.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Disclosure controls and internal controls

As of the end of the period covered by this Annual Report, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls are effective in ensuring that material information relating to Lundin Mining is made known to management on a timely basis, and is included in this Annual Report.

During the period covered by this Annual Report, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management's Discussions and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

Directors:

Adolf H. Lundin	Lukas H. Lundin, Chairman

Brian D. Edgar	Pierre Besuchet

Edward F. Posey	William A. Rand

John H. Craig	Tony O'Reilly Jnr

Karl-Axel Waplan

Vancouver, B. C., Canada, March 30, 2006

Management's Report

The accompanying consolidated financial statements of Lundin Mining Corporation and its subsidiaries, and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements include some amounts that are based on management's best estimates, which have been made using careful judgement. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of the Company and its subsidiaries has developed and continue to maintain systems of internal accounting controls that are appropriate in the circumstances. Although no cost effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorised use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its audit committee, comprising management and outside directors. The audit committee reviews the Company's annual consolidated financial statements and recommends their approval to the Board of Directors. The Company's auditors have full access to the audit committee, with and without management being present. These financial statements have been audited by KPMG LLP, Chartered Accountants, and their report follows.

/s/ Karl-Axel Waplan	/s/ Anders Haker
Karl-Axel Waplan	Anders Haker
President and CEO	Chief Financial Officer

Vancouver, B. C., Canada
March 30, 2006

Auditors' Report

We have audited the consolidated balance sheet of Lundin Mining Corporation as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2004 and for the year then ended, prior to the change in reporting currency as described in Note 2(b), were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated March 23, 2005. We have audited the translation of the December 31, 2004 financial statements and in our opinion, such translation, in all material respects, is appropriate and has been properly applied.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants

Toronto, Canada
February 14, 2006 (except as to Note 9 which is as of March 1, 2006)

Consolidated balance sheets
As at December 31,
Thousands of US dollars	Notes	2005	2004 (restated, note 2)

ASSETS
Current assets
Cash		$74,409	$86,680
Accounts receivable		20,231	17,009
Investments	4	-	22,776
Inventories	5	9,609	4,605
Prepaid expenses		1,340	636
		105,589	131,706

Long term receivables		5,121	583
Investments	4	3,349	-
Properties, plant and equipment	6	288,217	187,184
Future income tax assets	11	2,753	5,474
Deferred financing costs		1,785	2,227
		301,225	195,468
		$406,814	$327,174

LIABILITIES
Current liabilities
Accounts payable		$10,453	$9,486
Accrued expenses		7,723	6,528
Other accrued liabilities		7,646	1,247
Due to related parties	12(a)	-	8
Income taxes payable		13,434	3,020
Current portion of deferred revenue	7	2,509	2,892
		41,765	23,181

Capital lease obligation		1,547	-
Deferred revenue	7	55,667	69,423
Provisions for pensions	8	12,111	13,334
Asset retirement obligations and other provisions	9	16,093	11,137
Future income tax liabilities	11	34,488	37,978
		119,906	131,872

NON-CONTROLLING INTEREST		627	5,773

SHAREHOLDERS' EQUITY
Share capital	10	243,305	170,278
Contributed surplus		1,357	855
Retained earnings (deficit)		25,253	(4,710)
Cumulative translation adjustments		(25,399)	(75)
		244,516	166,348
		$406,814	$327,174

Commitments and contingencies (Notes 7, 9 and 15)
The accompanying notes are an integral parts of these consolidated financial statements.

Consolidated statements of operations
For the years ended December 31,
Thousands of US dollars (except per share amounts)	Notes	2005	2004 (restated, note 2)

Sales		$192,073	$39,922
Cost of sales		(150,709)	(28,671)
Gross margin		41,364	11,251

Expenses
General exploration and project investigation		(7,146)	(2,762)
Selling, general and administration		(8,976)	(4,818)
Stock based compensation		(1,887)	(452)
		(18,009)	(8,032)

Other income/expenses
Interest income		1,465	412
Interest and bank charges		(511)	(84)
Foreign exchange gains		4,041	404
Unrealized loss on copper and lead hedges	14(a)	(2,095)	-
		2,900	732

Income before the undernoted		26,255	3,951

Gain on sale of investments	7	17,810	671
Equity in income of NAN		-	1,325

Income before income taxes
and non-controlling interest		44,065	5,947

Income taxes	11	(13,291)	(1,183)
Non-controlling interest		(811)	-

Net income for the year		$29,963	$4,764

Deficit beginning of the year		$(4,710)	$(9,474)
Net income for the year		29,963	4,764

Retained earnings (deficit) end of the year		$25,253	$(4,710)

Basic earnings per share		$0.78	$0.21

Diluted earnings per share		$0.78	$0.21

Basic weighted average number of shares outstanding		38,416,486	22,160,451
Diluted weighted average number of shares outstanding	10(c)	38,658,521	22,432,326

The accompanying notes are an integral parts of these consolidated financial statements.

Consolidated statements of changes in shareholders' equity
				Cumulative
	Share	Contributed	Retained	translation
Thousands of US dollars	capital	surplus	earnings	adjustments	Total

As at December 31, 2003	$20,906	$738	$(9,474)	$89	$12,259

Exercise of stock options and warrants	2,011	-	-	-	2,011
Transfer of contributed surplus on
exercise of stock options	335	(335)	-	-	-
Stock-based compensation	-	452	-	-	452
New share issues	147,026	-	-	-	147,026
Translation adjustments	-	-	-	(164)	(164)
Net income	-	-	4,764	-	4,764

As at December 31, 2004	$170,278	$855	$(4,710)	$(75)	$166,348

Exercise of stock options	1,365	-	-	-	1,365
Transfer of contributed surplus
on exercise of stock options	588	(588)	-	-	-
New share issues	71,074	-	-	-	71,074
Stock-based compensation	-	1,090	-	-	1,090
Translation adjustments	-	-	-	(25,324)	(25,324)
Net income	-	-	29,963	-	29,963

As at December 31, 2005	$243,305	$1,357	$25,253	$(25,399)	$244,516

The accompanying notes are an integral parts of these consolidated financial statements.

Consolidated statements of cash flow
For the years ended December 31,
Thousands of US dollars	Notes	2005	2004 (restated, note 2)

Cash flow from operating activities
Net income for the year		$29,963	$4,764
Add/(deduct) non-cash items
Amortization of deferred revenue	7	(3,083)	(429)
Depreciation and amortization		51,999	9,004
Stock based compensation		1,090	452
Gain on asset dispositions		(17,810)	(671)
Equity in income of NAN		-	(1,325)
Future income taxes		(769)	15
Provision for pensions and other		902	(235)
Net changes in non-cash working capital items		4,373	609
Total cash-flow from operating activities		66,665	12,184

Cash flow from financing activities
Common shares issued		1,365	113,167
Deferred revenue	7	-	50,028
Financing costs		-	(2,160)
Due to related parties		-	(775)
Repayment of debt		(40,514)	-
Proceeds from loan facility		23,018	-
Total cash flow from (used in) financing activities		(16,131)	160,260

Cash flow for investing activities
Acquisition of subsidiaries, net of cash acquired	3	(70,849)	(92,943)
Mining properties and related expenditures		(17,957)	(4,946)
Securities held as fixed assets		(4,294)	-
Repayment of loan receivable from NAN		-	711
Proceeds on asset dispositions	7	37,080	941
Total cash flow used in investing activities		(56,020)	(96,237)

Impact of foreign exchange on cash balances		(6,785)	3,523
Increase/(decrease) in cash		(12,271)	79,730
Cash, beginning of year		86,680	6,950
Cash, end of year		$74,409	$86,680

Supplementary information regarding non-cash transactions
Financing and investing activities
Investments in Silver Wheaton received as
proceeds from deferred revenue		$-	$21,207
Common shares issued for acquisition of NAN/Arcon		71,074	18,693
Equipment acquired through capital lease		1,547	-
Common shares issued for mineral property acquisition		-	541
Common shares issued for acquisition expenses		-	1,131
		$72,621	$41,572
Other supplementary information
Interest paid		$417	$84
Taxes paid		$3,219	$-

The accompanying notes are an integral parts of these consolidated financial statements.

Notes to the consolidated financial statements
 (Amounts in USD unless otherwise indicated)

1. Description of business

The Company has interests in base metal, silver and gold properties located in Sweden and in Ireland.

The main assets of the company are the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines, Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the shares of Union Resources - which controls 38% of Mehdiabad, zinc/lead deposit, in central Iran.

2. Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") that require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, the recoverability of accounts receivable, the proven and probable ore reserves, the estimated net realizable value of inventories, the composition of future income tax assets and future income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mineral properties, plant and equipment, and the anticipated costs of asset retirement obligations including the reclamation of mine sites and the provision for pensions.

The significant accounting policies used in these consolidated financial statements are as follows:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and 97.5% in its partially-owned subsidiary, North Atlantic Natural Resources AB. All significant inter-company balances and transactions have been eliminated upon consolidation. Investments, over which the Company has the ability to exercise significant influence, are accounted for by the equity method. Under this method, the Company includes in its statements of operations its share of the net earnings or losses of equity investees. Other investments, not subject to significant influence are accounted for at cost.

(b) Translation of foreign currencies

Effective April 1, 2005, the reporting currency of Lundin Mining was changed from the Canadian to the US dollar. The board and management of Lundin Mining reassessed which currency was most suitable to its financial statement users. Based on the circumstance that most of the sales of the Lundin Mining Group (the "Group") are denominated in US dollars and that most of the assets owned by the Group are valued in US dollars, a decision was taken by the board to change the reporting currency from the Canadian dollar to the US dollar.

As a consequence, the financial statements for all years presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders' equity. The Company has also reassessed the measurement currencies of its corporate offices and its mining operations.

Lundin Mining AB and Zinkgruvan Mining AB ("Zinkgruvan") had previously used the Canadian dollar as their measurement currency and had been considered integrated foreign operations. These entities had been accounted for using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

Following the establishment of an executive office in Stockholm, Sweden, in April 2005, the Company decided that Zinkgruvan and Lundin Mining AB would use the Swedish krona (SEK) as their measurement currency. ARCON will continue to use the Euro as its measurement currency and the measurement currency of Lundin Mining will continue to be the Canadian dollar.

North Atlantic Natural Resources AB ("NAN") has been considered a self-sustaining foreign operation, used the Swedish krona as its measurement currency, and has been accounted for by using the current rate method.

The change in measurement currencies has been applied starting April 1, 2005.

(c) Investments

Short term investments are carried at the lower of cost and quoted market value.

(d) Inventories

Materials and supplies have been valued at weighted average cost less allowances for obsolescence. Ore stockpile and concentrate stockpile inventories have been valued at the lower of production cost and net realizable value. Production costs include mining costs, milling costs, service on ground, direct labour and mine-site overhead expenses.

(e) Mineral properties, plant and equipment

Mineral properties, plant and equipment are carried at cost (including development and preproduction costs), less accumulated depletion and depreciation including provisions for impairment. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case, subsequent exploration costs are capitalized.

Depletion of each mineral property is provided on a unit-of-production basis over the economic life of the property. Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:
Years
Buildings, mine-site	Life of mine
Buildings, other	20-50
Plant and machinery	5-20
Equipment	5

The Company reviews the carrying values of its mineral properties, plant and equipment whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable.

(f) Derivatives

(i) The Company uses financial instruments to manage its exposure to commodity prices. The Company applies the Canadian Institute of Chartered Accountants AcG-13, Hedging Relationships, relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting.

Where the Company has formally documented the relationship between the derivates and hedged items, the risk management objective and strategy for using each derivative, and linking all derivatives to specific commitments or forecasted transactions, hedge accounting is applied. The Company would recognize revenue on its sales contracts when the designated production is delivered to meet the contracted commitment.

2. Cont.

Where the Company has not met the specific documentation standards, the derivates are marked-to market with the resulting gain or loss being recorded in the statement of operations.

(ii) The Company received an upfront payment in relation to the Silver Wheaton agreement (Note 7). In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly we have elected to account for our silver sales contract as "normal sales contract" with the result that the principles of AcG-13 are not applied to them. Instead we apply revenue recognition accounting principles. Deferred revenue will be recognized as sales on delivery of the silver. Arrangement fees for the Silver Wheaton agreement shown as deferred financing costs will be amortized to operations on the same basis as the deferred revenue.

(g) Provision for pensions

Zinkgruvan has a defined benefit pension plan, which is unfunded. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro rated on service (which incorporates management's best estimate of future salary levels, retirement ages of employees and other actuarial factors). For each year actuarial gains and losses, i.e. unbudgeted changes in the value of the pension commitment, are calculated. Accumulated actuarial gain s and losses are amortized over the estimated remaining period of services.

(h) Asset retirement obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has estimated the future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations, and changes in estimated discount rate. These estimates are reviewed annually.

The Company records a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties described above.

This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mining interests and expensed as depreciation and depletion over the useful life of the property. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for reclamation and closure cost obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

(i) Revenue recognition

Revenue from the sale of metals is recognized, net of related royalties and sales commissions, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collection is reasonably assured.

(j) Stock-based compensation

The Company has a stock option plan which is described in Note 10 (b). The Company accounts for its grant of options under the plan using the fair value based method of accounting for stock-based compensation. Accordingly, the fair value of stock options at the date of grant, determined using the Black-Scholes option pricing model, is amortized to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(k) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases ("temporary differences"). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Earnings per share

The basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. In calculating diluted earnings per share, the treasury stock method is used for the purpose of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive. In applying the treasury-stock method, the assumed proceeds upon the exercise of outstanding stock options and warrants is used to purchase common shares at the average market price during the year.

(m) Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. Acquisitions

(a) Zinkgruvan Mine

The Company acquired, on June 2, 2004, a 100% interest in North Mining Svenska AB ("NMS") and a 100 percent indirect interest in Zinkgruvan Mining AB ("ZM") from Rio Tinto Plc ("Rio Tinto"). This 100% interest comprised all of the outstanding shares of NMS and a loan payable by NMS to Rio Tinto. ZM owns the Zinkgruvan mine. The purchase price for NMS and ZM was $100 million in cash plus payments of SEK 39.7 million for working capital and a $1 million non-refundable deposit. In addition, the Company was required to pay Rio Tinto a maximum of $5 million in price participation payments based on the performance of zinc, lead and silver prices for a period up to two years. The performance of lead and silver prices from the date of acquisition resulted in an additional payment of $5.0 million. No additional payments are therefore required.

The acquisition was financed through a public equity offering in Canada and Sweden. The Company issued 20 million common shares at a price of CAD $8 per common share for net proceeds of approximately CAD $152 million (US$127 million).

The acquisition has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

3. Cont.

Purchase price:
Cash paid	$111,336,000
Acquisition expenses paid by issue of shares	1,131,000
Acquisition expenses paid in cash	1,493,000
$113,960,000
Net assets acquired:
Cash	$10,713,000
Other working capital, net	1,853,000
Mining properties	133,155,000
Properties, plant and equipment	16,155,000
Future income tax assets	4,752,000
Long-term receivables	532,000
Future income tax liabilities	(31,181,000)
Provision for pensions	(11,936,000)
Other provisions	(10,083,000)
$113,960,000

(b) North Atlantic Natural Resources AB ("NAN")

On December 30, 2004 the Company acquired all of Boliden Mineral AB's ("Boliden's") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares. Applying the market price on the Toronto Stock Exchange for Lundin Mining's shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares was CAD $23 million (approximately $18.7 million).

Prior to the acquisition of Boliden's NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining, now holds 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration for the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD $13.25 (US$10.65) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

The acquisition of 36.9% of the outstanding shares from Boliden Mineral AB and 23.6% of the outstanding shares pursuant to the Offer to the remaining shareholders have been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:
Purchase price:
Consideration paid with new shares	$33,420,000
Acquisition expenses paid in cash	2,476,000
$35,896,000
Net assets acquired:
Cash	$5,195,000
Other working capital, net	2,822,000
Mining properties	42,078,000
Plant and equipment	198,000
Future income tax liabilities	(6,183,000)
Other provisions	(300,000)
$43,810,000
Less:
Non-controlling interest	$(483,000)
Carrying value of prior investment in NAN	(7,431,000)
$35,896,000

(c) ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON Shares. The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD $12.53 (US$10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005.

The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:
Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

4. Investments

Investments comprise of the following:
($'000)	2005	2004
Short term
Silver Wheaton Corp. - 6 million shares and 30 million share purchase warrants (Note 7)	$-	$22,776

Long term
Union Resources Ltd. - 151 million shares and 151 million share purchase warrants with a total market value at December 31, 2005 of $9.2 million.	$3,349	$-

5. Inventories

Inventories comprise of the following:

($'000)	2005	2004
Ore stock piles	$2,021	$1,828
Concentrate stock piles	3,982	439
Materials and supplies	3,606	2,338
	$9,609	$4,605

6. Properties, plant and equipment

		Depreciation/			Depreciation/
		depletion per	Dec 31-05		depletion per	Dec 31-04
($'000)	Cost	Note 2	Net book value	Cost	Note 2	Net book value
Mineral properties	$307,317	$50,492	$256,825	$177,421	$7,698	$169,723
Plant and equipment	39,652	8,260	31,392	19,433	1,972	17,461
	$346,969	$58,752	$288,217	$196,854	$9,670	$187,184

The net book value of assets under capital lease amounts to $1,138,000 (Nil) for 2005 and 2004 respectively.

7. Deferred revenue

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corp. ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD 60.589 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.776 million, plus a per ounce payment at a price equal to the lesser of (a) US$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During the third quarter of 2005 Zinkgruvan sold the 6,000,000 shares for net proceeds of approximately $25.2 million. The sale of the shares resulted in a realized profit before taxes of approximately $11.2 million, which was recognized during the third quarter.

During the fourth quarter, Zinkgruvan also sold the warrants for net proceeds of approximately $11.9 million and a profit before tax of approximately $6.6 million. The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

8. Provision for pensions

The Company has calculated its liability relating to the defined benefit plan of ZM using the Projected Unit Credit Method. Actuarial assumptions used to determine benefit obligations at December 31, 2005 and 2004 were as follows:
(%)	2005	2004
Discount rate	5.0	5.5
Rate of salary increase	3.0	2.5
Long-term rate of inflation	3.0	2.0

Information about Zinkgruvan's defined benefit and other retirement plans as at December 31, 2005 and 2004 is as follows:
($'000)	2005	2004
Accrued benefit obligation:
Balance beginning of year/Balance
assumed by the Company (Note 3(a))	$11,598	$11,936
Current service costs	537	271
Interest costs	533	319
Actuarial losses	862	1,021
Benefits paid	(425)	(236)
Foreign exchange adjustment	(377)	(1,713)
Balance end of year	$12,728	$11,598

Unrecognized actuarial gains	(862)	(1,021)
Accrued benefit liability	$11,866	$10,577

Provision for indirect taxes on
non-vested pension obligations	237	2,196
Pension obligations covered by insurance policies	8	561
Total provision for pension obligations	$12,111	$13,334

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company's pension expense related to the defined benefit plan is as follows:

8. Cont.

($'000)	2005	2004
Current service costs	$537	$271
Interest costs	533	319
Indirect taxes	252	142
Pension expense	$1,322	$732

In addition, the Company recorded pension expense of $1,498,000 and $610,000 for the years ended December 31, 2005 and 2004, respectively, relating to defined contribution plans.

9. Asset retirement obligations and other provisions

Consist of the Company's asset retirement obligations and other provisions relating to the operations of Zinkgruvan, NAN and ARCON, as follows:
($'000)	2005	2004
Asset retirement obligation
Balance, beginning of year	$11,137	$-
Increase in obligations for
Amounts arising on acquisition of mineral property
interests (Notes 3(a), (b) and (c))	6,186	11,398
Re-valuation of reclamation liability	76	(180)
Foreign exchange adjustment	(1,732)	(81)
Balance, end of year	$15,667	$11,137
Other provisions	426	-
Balance, end of year	$16,093	$11,137

Zinkgruvan Mining's environmental consultants have presented a revised report on the estimated closure costs of the tailings facility. The closure plan, for the tailings facility, indicates a final closure cost of approximately SEK 10 million ($1.3 million). The revised closure plan was presented to the Environmental Court on March 1, 2006, and a final decision is expected during the first half of 2006. Until a final decision from the Environmental Court has been received the Company has retained its original accrual of SEK 65 million ($8.2 million). The original accrual of SEK 65 million has been fully amortized in the consolidated statement of operations.

The liability for reclamation and closure cost obligations for ARCON at December 31, 2005 is $6.1 million. The undiscounted value of this liability is $9.5 million. An inflation rate assumption of 2.5% has been used. The asset retirement obligation has been determined using a discount rate of 8%.

NAN have estimated the liability for reclamation and closure cost at December 31, 2005 to $0.4 million. The amount originally recorded to mining interests is fully amortized.

Other provisions, $426,000 are related to obligations to land owners close to the existing mining operations regarding future rights in explorations.

10. Share capital

(a) The authorized and issued share capital is as follows:

Authorized - unlimited number of common shares with no par value and one special share with no par value.
	Number of
($'000)	shares	Amount
Common shares issued and outstanding:
Balance as at December 31, 2003	9,776,457	$20,906
Equity financing, net of financing expenses (Note 3(a))	20,000,000	126,661
Shares issued for acquisition expense (Note 3(a))	171,300	1,131
Shares issued to acquire a mineral property	187,214	541
Purchase of NAN (Note 3(b))	2,176,800	18,693
Stock options exercised	380,000	659
Warrants exercised	727,500	1,352
Transfer of contributed surplus on exercise of stock options	-	335
Balance as at December 31, 2004	33,419,271	170,278
Stock options exercised	270,000	1,365
Purchase of NAN (Note 3(b))	1,383,321	14,727
Purchase of ARCON (Note 3(c))	5,621,239	56,347
Transfer of contributed surplus on exercise of stock options	-	588
Balance as at December 31, 2005	40,693,831	$243,305

(b) Stock options

The Company has a stock option plan (the "Plan") in which 3 million common shares were made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10% of the issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5% of the Company's outstanding issued shares. There is no vesting period but a four months lock up period from the date of grant.

The continuity of incentive stock options issued and outstanding during 2005 and 2004 is as follows:

10. Cont.
		2005		2004
		Weighted average		Weighted average
	Number of options	exercise price (CAD $)	Number of options	exercise price (CAD $)
Outstanding at beginning of year	372,500	$6.41	585,000	$3.14
Granted	565,000	$12.00	167,500	$8.05
Exercised	(270,000)	$5.98	(380,000)	$2.10
Outstanding at end of year	667,500	$11.29	372,500	$6.41

As at December 31, 2005, 100,000 options exercisable at CAD $7.75 each expire on July 8, 2006, 12,500 options, exercisable at CAD $8.50 expire on October 5, 2006, 290,000 options, exercisable at CAD $11.50 expire on April 12, 2007, 85,000 options, exercisable at CAD $12.27 expire on August 8, 2007, and 180,000 options, exercisable at CAD $12.65 expire on November 8, 2007.

The Company recorded stock-based compensation expenses of $1,887,000 in operations for the year ended December 31, 2005, using the fair value method of accounting.

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2005 and 2004 was CAD $2.16 and CAD $3.51, respectively. The fair values of these options were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:
	2005	2004
Average risk-free interest rate (%)	3.0	3.1
Expected life (years)	2	2
Expected volatility (%)	30	78
Expected dividends	Nil	Nil

(c) Diluted earnings per share

(in thousands expect per share amounts)	2005	2004
Earnings available to common shareholders	$29,963	$4,764
Divided by:
Weighted average shares outstanding (000's)	38,416	22,160
Effect of dilutive securities:
Employee stock options	243	272
Adjusted weighted average shares and assumed conversions	38,659	22,432
Basic earnings per share	$0.78	$0.21
Diluted earnings per share	$0.78	$0.21

The calculation of the diluted income per share for the years ended December 31, 2005 and 2004 excluded the dilutive effect of nil options and 67,500 options, respectively, as they were antidilutive.

11. Income taxes

The split between current and future taxes are as follows:
($'000)	2005	2004
Current income tax	$14,060	$1,168
Future tax	$(769)	$15
Income tax expense	$13,291	$1,183

The reconciliation of income taxes computed at the Canadian statutory tax rates to the Company's income tax expense for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Combined basic federal and provincial rates (%)	35.6	35.6

Income tax expense based on statutory income tax rates	$15,687	$2,117

Increase (decrease) in income taxes resulting from:
Difference between Canadian statutory tax rates and foreign tax rates	(2,972)	(267)
Tax benefits recognized on prior year losses	(3,882)	(335)
Tax benefits not recognized on current year gains/losses	3,410	-
Non-taxable income	-	(374)
Other	1,048	42
Income tax expense	$13,291	$1,183

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2005 and 2004 are as follows:
($'000)	2005	2004
Future income tax assets:
Mineral properties	$-	$505
Canadian tax loss carry forwards	3,591	1,164
Swedish tax loss carry forwards	-	2,325
Irish tax loss carry forwards	32,719	-
Provisions for pensions	3,180	3,149
Other provisions	1,624	-
	41,114	7,143
Valuation allowance	(5,642)	(1,669)
Net future income tax assets	35,472	5,474

Future income tax liabilities:
Tax-allocation reserve	5,746	3,104
Mining properties	61,461	34,874
Future income tax liabilities	$67,207	$37,978

Net future income tax liability	$31,735	$32,504

After taking into account the right of offset these balances are presented as:
Net future tax asset	$2,753	$5,474
Net future tax liability	$34,488	$37,978

11. Cont.

At December 31, 2005, the Company had accumulated non-capital losses for Canadian income tax purposes of approximately $10.5 million, which expire as follows:
2006	$331,000
2007	$344,000
2008	$366,000
2009	$568,000
2010	$418,000
2011	$2,403,000
2012	$6,086,000

The Company also has, through its subsidiaries, other tax losses and other deductions carried forward, the amounts of which have been tax benefited and recognized in the financial statements.

12. Related party transactions

All transactions are recorded at the exchange amount.

(a) Due to related parties in current liabilities consists of:
($'000)	2005	2004
Amounts payable to companies owned
by a director of the Company	$-	$8
	$-	$8

(b) Other charges from related parties consist of:
	2005	2004
Management and administrative services	$175,000	$148,800

The services is charged from Namdo Management Services, a company owned by the Chairman of the Company.

13. Segmented information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:
($'000)	2005	2004
Sales
Sweden	$144,443	$39,922
Ireland	47,630	-
	$192,073	$39,922

Total assets
Sweden	$251,575	$327,174
Ireland	155,239	-
	$406,814	$327,174

14. Financial instruments

(a) Financial risk

There is financial risk that the value of the Company's financial instruments will fluctuate as a result of changes in interest rates and foreign exchange rates, and the degree of volatility of those rates. Lundin Mining has entered into hedging contracts, during the year, with the objective of giving the Company price protection if the prices of the Company's by-products, lead and copper, were to decline. For 2006, 4,000 tonnes of the copper production from Storliden have been hedged through forward contracts at the price $1.74/pound ($3,825/tonne). The Company has also hedged 12,000 tonnes of the lead production from Zinkgruvan and Galmoy for 2006 through an option strategy. The Company has bought put options at the average price $0.39/pound ($864/tonne) and has also sold call options at the average price of $0.49/pound ($1,073/tonne).

Approximately 35% of the expected payable copper production for 2006 has been hedged as of December 31, 2005. The corresponding amount for lead is approximately 25%. The Company has no outstanding zinc hedging contracts as of the same date.

The contracts are as follows:
Volume 2006	Q1	Q2	Q3	Q4	Total
Copper (tonnes)	1,275	1,300	800	625	4,000
Forward sales (US$/pound)	1.74	1.74	1.74	1.74
Forward sales (US$/tonne)	3,825	3,825	3,825	3,825

Lead (tonnes)	3,000	3,000	3,000	3,000	12,000
Bought Put Options (US$/pound)	0.43	0.39	0.37	0.38
Bought Put Options (US$/tonne)	940	850	825	840
Sold Call Options (US$/pound)	0.50	0.48	0.48	0.49
Sold Call Options (US$/tonne)	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005. The Company had no outstanding currency hedging contracts as of December 31, 2005.

(b) Fair values

The fair value of cash, accounts receivable, accounts payable, other current liabilities and the amounts due from and to related parties is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

15. Commitments

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2005 are as follows:
2006	$993
2007	407
2008	202
2009	3
$1,605

These agreements relate to office rent, office equipments and car leases.

16. Subsequent events

On January 16, 2006 Lundin Mining entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non-brokered, private placement at a price of CAD $1.66 per unit for an investment of CAD $5,229,000. Each unit consists of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sun-ridge at a price of CAD $2.07 for a period of two years from the closing of the private placement.

Upon the completion of the private placement, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing. Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

Supplementary information (unaudited)
(Amounts in United States Dollars unless otherwise indicated)

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates.

According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values. According to Canadian GAAP, the investment the Company holds in Union Resources should be valued at the lower of cost or fair market value. However, according to IAS 39, this investment would be recorded at fair market value. The fair market value, as at December 31 2005, was $9.2 million, which exceeded the carried cost value by $5.8 million.

Adoption of annual report

The annual report has been submitted by the Board of Directors on March 30, 2006. The balance sheets and profit and loss accounts are to be adopted by the Company's shareholders at the annual general meeting on May 31, 2006.

Compensation to Directors and Management

Remuneration and other compensation Board of Directors

As resolved by the Board of Directors, remuneration is paid to the Chairman of the Board and directors in the amount of US$180,000 per year to the Chairman and SEK 250,000 to each of the other directors, elected by the Annual General Meeting. In addition, remuneration is paid to each member of the Audit, Governance and Compensation committees in the amount of SEK 50,000 per year. All expenses incurred by Directors in respect of their duties are reimbursed by the Company.

No separate remuneration is paid to the President and CEO in his capacity as a Director of the Board.

Remuneration of Management

It is the responsibility of the Board of Directors to review and recommend compensation policies and schemes for the Company, and to set salary and benefit levels and award incentive stock options.

The Company's compensation policy is designed to be competitive with similar mineral exploration and mining companies and will recognize and reward executive performance consistent with the success of the Company's business. The current compensation plan for the President and Chief Executives consists of salary, benefits, bonuses, pension and incentive stock options. In establishing levels of compensation, the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. "Other Chief Executives" refers to the three employees, Kjell Larsson, Neil O'Brien and Anders Haker, that together with the President constitute the Company's Management.

Compensation Committee

As of April 13, 2005, the Board constituted a Compensation Committee to administer the Company's executive compensation program. The Compensation Committee is comprised of Messrs. John H. Craig, William A. Rand and Lukas H. Lundin, a majority of whom are independent directors. The Compensation Committee shall meet at least annually to receive information on and determine matters regarding executive compensation in accordance with policies approved by the Board. Recommendations for changes to the policies shall be reviewed on an annual basis to ensure that they remain current, competitive and consistent with the Company's overall goals.

Severance pay

The President and CEO obtains benefits according to prevailing terms of the Company. The contract is for a term of two years commencing April 15, 2005 and expiring on April 15, 2007. The contract will be renewed and the conditions unchanged unless, not less than three months prior to the expiration of the contract either party shall have given written notice to the other that it does not wish to further extend the contract. If the employment is terminated for any reason other than (a) for cause of the President and Chief Executive Officer; (b) by the voluntary resignation; or (c) by the non-renewal of the contract, then the President and Chief Executive Officer is entitled to be paid the equivalent of his remuneration for the balance of the unexpired term of the employment contract, i.e. to and until April 15, 2007. In the event of a change of control of the Company, the President and CEO is entitled to receive the termination compensation equal to nine months base salary. This payment will be less any severance payments to which the President and CEO may be entitled at law in respect of the termination of the employment.

The Company and the Company's other Chief Executives have a mutual term of notice of six to twelve months. In the event of termination on part of the Company a severance pay of six to twelve monthly salaries is payable. The severance pay will not be settled against any other income. In the event of termination on part of a Chief Executive no severance pay is granted.

Pensions

For the President and Chief Executive Officer and other Chief Executives, the Company applies pension insurances with fixed fees. Pension costs refer to the expenses that affect the net result for the year. The retirement age is 65 years and the pension agreement stipulates that pension provisions shall amount to 25-35% of the pension-entitled salary.
Remuneration and other benefits during the year

	Board remunera-	Variable	Other	Pension	Financial
	tion/ Base salary	salary	benefits	expense	instruments	Total
Chairman of the Board	$180,000	$-	$-	$-	$-	$180,000
Other Board members	267,716	-	-	-	-	267,716
President and CEO	282,605	46,850	1,500,000	39,588	164,631	2,033,674
Other Chief Executives (three individuals)	351,655	51,535	7,126	92,964	378,652	881,932
Total	$1,081,976	$98,385	$1,507,126	$132,552	$543,283	$3,363,322

Exchange rates, SEK/USD: 7.4706; CAD/USD: 1.2118

Comments on the table:

  Base salary in 2005 of $282,605 consists of $63,879 paid to the previous President and CEO for the period January 1 to April 14 and $218,726 paid to the current President and CEO for the period April 15 to December 31.
  Variable salary was expensed in 2005, but will be settled in cash in 2006. Actual variable salary corresponds to two months salary for the President and CEO and the other Chief Executives.
  Other benefits of $1,500,000 was paid to the previous President and CEO upon termination of contract.

"Financial instruments" in the table above refers to calculated fair value at the time of issue for those stock options that Chief Executives were granted free of charge in 2005. For disclosure of the valuation of the stock options, see below.
Allocated incentive stock options
	Plan 2004/2006 Previous year		Plan 2005/2007 Current year
		Value/		Value/
	Number	benefit, USD	Number	benefit, USD
Chairman of the Board	-	$-	-	$-
Other Board members	-	-	-	-
President and CEO	100,000	267,763	100,000	164,631
Other Chief Executives (three individuals)	-	-	225,000	378,652
Total	100,000	$267,763	325,000	$543,283

During 2004 the President and CEO was granted stock options free of charge. Up to December 31, 2005, the President and CEO and three Chief Executives were granted stock options free of charge. The fair value of the options issued under the incentive scheme program has been calculated in accordance with the Black-Sholes options valuation model. Based on an analysis of the historic volatility for the Company's and comparable companies' market value, the expected volatility during the duration of the options has been estimated to be 30%. The terms for the option plan are stated in note 10 (b) of the consolidated financial statements.

Corporate directory
Registered and records office
Officers
Suite 1100 - 888 Dunsmuir Street Vancouver, British Columbia, Canada V6C 3K4
Lukas H. Lundin, Chairman
Edward F. Posey, President, up to April 14, 2005	Solicitors
Karl-Axel Waplan, President and Chief Executive Officer, from April 15, 2005
Anders Haker, Chief Financial Officer	McCullough O'Connor Irwin
Kjell Larsson, Vice President of Mining	Vancouver, British Columbia, Canada
Kevin Hisko, Corporate Secretary
Neil O'Brien, Vice President of Exploration	Share Capital
Manfred Lindvall, Vice President of Environment, Health and Safety
Authorized: Unlimited number of common shares Issued and outstanding: 40,693,831 shares
Directors
Registrar and transfer agent
Adolf H. Lundin
Brian D. Edgar *	Computershare Trust Company of Canada
Edward F. Posey	510 Burrard Street, Vancouver, British Columbia, Canada
John H. Craig
Karl-Axel Waplan	Share listings
Lukas H. Lundin
Pierre Besuchet	TSX Exchange (LUN)
William A. Rand *	Stockholm Stock Exchange, O-list
Tony O'Reilly Jnr *
* Audit Committee	AGM

Auditors	Lundin Mining's Annual General Meeting is scheduled for May 31, 2006.

KPMG LLP	Dividend
Toronto, Ontario, Canada
At the AGM, Lundin Mining's Board of Directors intends to recommend that no dividend be paid for 2005.
Company Offices
Next report
Vancouver office:
Lundin Mining Corporation	The three months interim report for 2006 will be published on May 11, 2006.
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8, Canada
Telephone: +1 604 689 78 42
Fax: +1 604 689 42 50

Stockholm office:
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm, Sweden
Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Web site: www.lundinmining.com

The corporate number of the Company is 306723-8

Glossary

Anomaly A chemical or physical irregularity, which may be caused by elevated content of economic minerals.

Base metals include copper, lead and zinc.

Cash cost is defined as the sum of direct costs, indirect cash costs and by-product credits.

Concentrate Product that results from the separation of the economically valuable minerals in an ore from those with no economic value.

Concentrator Industrial plant for grinding and concentrating valuable minerals.

Concession Area granted by government for prospecting or mining.

Exploration license Exclusive right granted by government authority, to explore for minerals in a defined area.

Flotation Process used for concentrating valuable minerals using bubbles of air and chemicals.

Galvanising A process where zinc is bonded through a metallurgical process to steel to protect it against corrosion.

LME The London Metal Exchange - international exchange where non-ferrous metals are traded. The LME also maintains stocks of the metals traded.

Metal content The amount of metal contained in concentrates.

Mineralisation A natural occurrence in rocks or soil of one or more metallic minerals.

Ore grade The average amount of metals in a tonne of ore, expressed as a percentage for base metals.

Ounce (oz) Troy ounce 31.104 grammes.

Precious metals include silver, gold, palladium, and platinum.

Recovery The proportion of contained metal, which can be extracted from the ore.

Smelter Plant in which concentrates are processed to separate metals from impurities.

Tailings Reject products from a concentrator.

Treatment and refining charges The payment smelters receive for processing concentrates into metals.

Mineral Resources and Mineral Reserves - Definitions

A Mineral Resource, as defined by CIM-standards, is a concentration or occurrence of material in the crust of the Earth in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Resource is the part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An Indicated Resource is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A Measured Resource is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

A Mineral Reserve, as defined by CIM-standards, is the economically mineable part of an Indicated or Measured Mineral Resource. It includes diluting materials (waste) and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Reserves are sub-divided in order of increasing confidence into Probable Reserves and Proven Mineral Reserves.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.